

Here for her health

# 2022 Notice of Annual Meeting of Shareholders and Proxy Statement

# Dear Organon Shareholder,

Organon launched in 2021 with a unique long-term vision: a better and healthier every day for every woman. Over the past year, it has been my privilege to serve as the first Chairman of Organon, leading a Board that embodies and embraces this vision on behalf of our shareholders, with a deep commitment to our purpose to advance women's health, as well as the company's financial success.

## Board Leadership and Composition

The Board was constructed from the beginning to reflect the value of independent Board oversight as a foundational governance principle. Director candidates were chosen through a deliberate and thoughtful process over many months, based on extensive consideration of the needs of the new company and aided by a professional search firm with spinoff experience.

The resulting Board is one with a wide and deep variety of skills, experiences, and areas of expertise. Our 12 independent directors bring significant leadership and industry accomplishments; financial acumen; medical degrees; substantial experience in healthcare delivery, pharmacy, public health policy, and scientific research; and operational, marketing, and digital backgrounds.

We also represent both gender and racial diversity, which positions Organon as a leader among boards: nearly 70 percent of the directors are women, and 46 percent are from underrepresented ethnic groups. In addition, about half have lived and worked outside the United States, bringing a true global perspective, appropriate for a company with significant revenue outside the United States.

Over the eight months before Organon separated from Merck & Co., Inc., the future directors were supported with an extensive orientation program to ensure their readiness to provide oversight and strategic direction to the new company upon spin.

## Board Oversight of Strategy and Risk

The Board engages regularly with the CEO, as well as each member of the Executive Leadership Team, on Organon's strategy, oversight of the business, and key risks facing the company. Board members have drawn on their leadership and other diverse experiences to provide input on strategic decisions relating to each of the company's main business franchises and the implementation of these decisions. The Board is also engaged on critical decisions around business development and capital allocation, operating results, building the company's pipeline, information technology capabilities, and creating an engaging company culture.



Organon's long-term vision demands a robust Environmental, Social and Governance (ESG) strategy, with health equity as a guiding focus, and the Board has worked to ensure that Organon charts a course as a responsible company that engages and works with each of its stakeholders. We are proud to have approved the company's first comprehensive ESG strategy – which incorporated significant shareholder input – barely six months after we became an independent company. We are committed to transparent engagement and are pleased our first ESG Report will be published in the first half of this year.

In all, I am extremely proud of our Board and our contributions to Organon's success thus far. Thank you for your trust and your investment. We look forward to continuing to represent you as we grow the company and advance its important vision.

Sincerely,

*Carrie S. Cox*

**Carrie S. Cox**
Chairman of the Board

# Dear Organon Shareholder,



We established Organon to focus on bringing forward the innovation that is so urgently needed in women's health. We saw the opportunity to create a company with an important vision – a better and healthier every day for every woman – that serves as a strong and highly sustainable foundation for our business.

Since spinning off as a new, independent company in June 2021, we've made significant progress toward our vision. We continue to believe that focused management attention and dedicated resources for our products will create value and growth for our shareholders as well as help meet the societal need of improving the health of women.

In our journey to become a leader in women's health, we have been maximizing our foundational strengths within reproductive health, while expanding our therapeutic areas through business development. This includes the acquisition of Alydia Health and its Jada® System, a medical device designed to control and treat postpartum hemorrhage; a global license agreement with ObsEva, to develop and commercialize ebopiprant (OBE022), an investigational agent being evaluated as a first-in-class treatment for preterm labor; and the acquisition of Forendo Pharma, a clinical-stage drug development company focused on endometriosis and polycystic ovary syndrome. In this way, we are moving with urgency to bring forward new hope for the many women who suffer from these health issues.

## A New Kind of Company, a New Culture

Standing up our new company, in the middle of a historic pandemic, is to the credit of our approximately 9,300 founding employees. They have embraced our vision and created a strong culture that is propelling us forward, as we execute on the important business opportunities in front of us.



Together, we are guided by our purpose – to help women and girls achieve their promise through better health. By addressing gender-related disparities in health, we build a more sustainable future for women, families, economies and society. This purpose is inextricably linked to our corporate vision and strategy and underpins our ESG approach, which provides a framework to serve the interests of each of our key stakeholders.

And we are just getting started. We will continue making strategic choices to help us improve health, expand our product pipeline and portfolio, and drive the short- and long-term growth that will reinforce your confidence in us and your pride in owning Organon.

We appreciate your support as we continue to build a great and sustainable company.

Sincerely,

*Kevin Ali*

**Kevin Ali**
Chief Executive Officer



# Notice of 2022 Annual Meeting of Shareholders

## To Organon Shareholders:

You are cordially invited to the Annual Meeting of Shareholders of Organon & Co. to be held on Tuesday, June 7, 2022, at 9:00 a.m. (Eastern Daylight Time), where we will vote on the matters below. To increase shareholder accessibility, be fiscally and environmentally responsible, and support the health and well-being of our employees and shareholders due to the public health impact of the COVID-19 pandemic, the Annual Meeting will be conducted exclusively online without an option for physical attendance. You will be able to attend the Annual Meeting, vote and submit questions via a live webcast by visiting www.virtualshareholdermeeting.com/OGN2022.

## Items of Business:

- Elect the four Class I directors named in the accompanying proxy statement to hold office until the 2025 annual meeting of shareholders;
- Approve, on a non-binding advisory basis, the compensation of our Named Executive Officers;
- Approve, on a non-binding advisory basis, the frequency of future votes to approve the compensation of our Named Executive Officers;
- Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022; and
- Consider such other business as may properly come before the meeting or any adjournment or postponement thereof.

Thank you for your continued support of and interest in Organon.

By Order of the Board of Directors,



*Deborah H. Telman*

**Deborah H. Telman**
Corporate Secretary
April 28, 2022



## Your Vote is Important—Vote Right Away

We encourage you to read the accompanying proxy statement with care and vote right away using any of the following methods, even if you intend to attend the Annual Meeting webcast.

| | | |
|---|---|---|
| | **BY INTERNET** | www.proxyvote.com |
| | **BY PHONE** | In the U.S. or Canada, dial toll-free 1-800-690-6903 |
| | **BY QR CODE** | Scan this QR code to vote with your mobile device (may require free app) |
| | **BY MAIL** | Cast your ballot, sign your proxy card and send in our prepaid envelope |

ORGANON
Here for her health

To vote by Internet or telephone, have the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form in hand and follow the instructions. Internet and telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on June 6, 2022. If your shares are held in a stock brokerage account or by a bank or other nominee, your ability to vote by Internet or telephone depends on your broker's voting process. Please follow the directions provided to you by your broker, bank, or nominee. If you hold shares in one of the Merck & Co., Inc. (known as MSD outside of the U.S. and Canada) plans that holds Organon stock, your voting instructions to the plan trustee must be completed and received prior to 11:59 p.m. Eastern Daylight Time on June 2, 2022. For more specific voting instructions, please refer to the Questions and Answers beginning on page 73.

To be admitted to the virtual meeting, have the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form in hand and visit www.virtualshareholdermeeting.com/OGN2022.

Only shareholders listed on Organon's records at the close of business on April 8, 2022, the record date, are entitled to vote. A list of shareholders of record as of the record date will be available during regular business hours starting 10 days prior to the Annual Meeting at the Office of Corporate Secretary at our corporate headquarters located at 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302. The shareholder list will also be available during the meeting at www.virtualshareholdermeeting.com/OGN2022.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 7, 2022:

The Notice of Annual Meeting of Shareholders, proxy statement, and the 2021 Annual Report on Form 10-K are available free of charge at www.proxyvote.com.

# Table of Contents

# Proxy Statement Summary



The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") for use at the 2022 Annual Meeting of Shareholders of Organon & Co. ("Organon," the "company," "we," "us," or "our"). Please review the entire proxy statement and the Organon 2021 Annual Report on Form 10-K before voting. The voting items expected to be proposed at the meeting are listed below along with the Board's voting recommendations.

## 2022 Annual Meeting of Shareholders



| Time | Meeting Date | Location |
|------|--------------|----------|
| 9:00 a.m. (Eastern Daylight Time) | Tuesday June 7, 2022 **Record Date** April 8, 2022 | Via webcast at www.virtualshareholder meeting.com/OGN2022 |

| Voting Matters | | Page | Board's Recommendation |
|----------------|---|------|------------------------|
| **Proposal 1** | Election of Directors | 24 | **FOR** each Nominee |
| **Proposal 2** | Approve, on a Non-Binding Advisory Basis, the Compensation of Organon's Named Executive Officers | 39 | **FOR** |
| **Proposal 3** | Approve, on a Non-Binding Advisory Basis, the Frequency of Future Votes to Approve the Compensation of Organon's Named Executive Officers | 40 | **ONE YEAR** |
| **Proposal 4** | Ratify the Appointment of PricewaterhouseCoopers LLP as Organon's Independent Registered Public Accounting Firm for 2022 | 70 | **FOR** |

## Who We Are

Organon is a global healthcare company formed to focus on improving the health of women throughout their lives. Organon's focus is on women's health as its primary therapy area, and is the only large global pharmaceutical company currently in existence to do so.

On June 2, 2021, Organon separated from Merck & Co., Inc. ("Merck"; known as MSD outside the U.S. and Canada) as a result of a pro rata distribution of Organon's common stock to shareholders of Merck. We refer to this transaction as the "spinoff." Organon is now a standalone public company trading on the New York Stock Exchange (the "NYSE") under the ticker symbol "OGN."

Organon has a portfolio of more than 60 healthcare products across a range of therapeutic areas. Organon is a global healthcare company that develops and delivers innovative health solutions through a portfolio of prescription therapies within women's health, biosimilars and established brands. Organon sells its products through various channels including drug wholesalers and retailers, hospitals, government agencies, and managed healthcare providers such as health maintenance organizations, pharmacy benefit managers, and other institutions. Organon's operations include the following product portfolios:



→ *Women's Health*: Organon has a portfolio of contraception and fertility brands, including Nexplanon® (etonogestrel implant) (sold as Implanon NXT™ in some countries outside the United States), a long-acting reversible contraceptive, which is a class of contraceptives that is recognized as the most effective type of hormonal contraception available to patients with a lower long-term average cost.

→ *Biosimilars*: Organon's current portfolio spans across immunology and oncology treatments. Organon plans to continue evaluating opportunities in other potential therapeutic areas, including ophthalmology, diabetes, and neuroscience.

→ *Established Brands*: Organon has a portfolio of established brands, which generally are beyond market exclusivity, including leading brands in cardiovascular, respiratory, dermatology, and non-opioid pain management.

## Executive Compensation Highlights (Page 46)

The Talent Committee reviews our executive compensation program to evaluate whether it supports our executive compensation philosophies and objectives and is aligned with shareholder interests. As a newly independent company, we expect our executive compensation program to evolve in support of our on-going business strategy. The Talent Committee will review and consider modifications to our executive compensation program to reflect our business strategy, performance, and evolving corporate governance practices.



Our executive compensation practices include the following, each of which the Talent Committee believes reinforces our executive compensation objectives:

## Our Executive Compensation Practices



### What We Do

✓ Significant percentage of target annual compensation to be delivered in the form of variable compensation tied to performance

✓ Long-term incentives aligned with the creation of shareholder value

✓ Environmental, Social and Governance ("ESG") progress metrics are embedded into the Company Scorecard (as defined below), which is tied to Organon's annual incentive programs

✓ Target total compensation at the competitive market median

✓ Market comparison of executive compensation against a relevant peer group

✓ Use of an independent compensation consultant reporting directly to the Talent Committee

✓ Double-trigger vesting for equity awards in the event of a change in control under our long-term incentive plan

✓ Clawback policy

✓ Annual say-on-pay vote (recommended)



### What We Don't Do

· We do not have change in control tax gross-ups

· We do not have excessive severance benefits

· We do not pay dividends or dividend equivalents on unearned performance-based awards under our long-term incentive plan

· We do not allow repricing of underwater stock options under our long-term incentive plan without shareholder approval

· We do not allow hedging, pledging or short sales of our securities by directors or specified key employees, including Section 16 officers

For additional information on the components of our 2021 compensation, please refer to the Compensation Discussion and Analysis ("CD&A"), beginning on page 46.

## Corporate Governance Highlights (Page 7)

Our Board is committed to good corporate governance, which it believes is essential to achieving long-term shareholder value. We are committed to governance policies and practices that serve the interests of Organon and its stakeholders. For this reason, we devote considerable time and resources to making sure that:

- our policies reflect our values and business goals;
- we have an effective corporate governance structure; and
- we operate in an open, honest, and transparent way.

We highlight some significant aspects of our corporate governance practices below.

### Independence

- The Chairman of the Board is independent.
- Twelve of our 13 directors are independent.
- Our independent directors convene regular executive sessions.
- All three of our standing Board committees are composed solely of independent directors.

### Accountability

- Directors are elected by majority vote.
- Directors who do not receive a majority vote are required to submit their resignation from the Board.
- Annual election of directors starting at Organon's 2025 annual meeting of shareholders.

### Best Practices

- We conduct Board, Board committee and individual director evaluations every year.
- The Board actively engages in succession planning for the Chief Executive Officer ("CEO").
- Directors may not stand for re-election after age 75.
- We have an overboarding policy that limits the number of public company boards on which directors may serve.
- We have an active shareholder engagement program.

- The Board is diverse in terms of gender, ethnicity, experience, and skills.
- Our Principles of Corporate Governance include a comprehensive Diversity Policy.
- The Board and its committees have a robust risk oversight program.

### Alignment with Shareholder Interests

- Our executive officers and directors are required to hold prescribed meaningful amounts of Organon common stock.
- We have a proxy access provision in our Bylaws under which shareholders who own 3% of Organon common stock for at least three years may nominate up to 20% of the members of our Board.
- We do not have a shareholder rights plan (also known as a poison pill).
- We do not have any supermajority voting provisions.

### Environmental, Social, and Governance (ESG)

- ESG is deeply integrated into our long-term business strategy.
- We actively engage shareholders and stakeholders to learn about their ESG concerns and priorities and have developed short- and long-term targets in our key ESG focus areas.
- We are preparing our first ESG Report, which will be published in June 2022.



## Our Directors and Director Nominees

**(Page 25)**

Our directors and director nominees possess broad expertise, skills, experience, and perspectives to provide the strong oversight and strategic direction required to govern Organon's business and strengthen and support senior management. As illustrated by the following charts, our directors and director nominees consist of individuals with expertise in fields that align with Organon's business and long-term strategy and reflect the Board's commitment to diverse perspectives.



Gender Diversity
69% women
Racial/Ethnic Diversity
46% racially/ ethnically diverse
Age
2
71 and above
62.5 years average
5
61 to 70
6
60 and below
Independence
92% independent

The following provides summary information about each director nominee and continuing director. Detailed information about each individual's background, skill sets, and areas of expertise can be found beginning on page 25.

| | | | | | | Committee Memberships | | |
|---|---|---|---|---|---|---|---|---|
| | Name | Age | Director Since | Term Expiring | Primary Occupation | Audit | Talent | ESG |
| **Class I Directors Standing for Election at the Annual Meeting** | | | | | | | | |
|  | Robert Essner | 74 | 2021 | 2022 | Former Chairman, Chief Executive Officer and President, Wyeth Pharmaceuticals, Inc. | | | C |
|  | Shelly Lazarus | 74 | 2021 | 2022 | Chairman Emeritus of Ogilvy & Mather | | | • |
|  | Cynthia M. Patton | 60 | 2021 | 2022 | General Counsel and Secretary, Verily Lifesciences | • | | |
|  | Grace Puma | 59 | 2021 | 2022 | Executive Vice President, Chief Operations Officer, PepsiCo, Inc., retiring April 29, 2022 | | • | |

| Name | Age | Director Since | Term Expiring | Primary Occupation | Committee Memberships | | |
|------|-----|----------------|---------------|--------------------|--------|--------|-----|
| | | | | | Audit | Talent | ESG |
| **Directors Continuing in Office** | | | | | | | |
| Carrie S. Cox<br>*Board Chairman* | 64 | 2021 | 2023 | Former Executive Vice President, Global Pharmaceuticals, Schering-Plough Corporation and current Chairman, Selecta Biosciences, Inc. | | **C** | ● |
| Kevin Ali | 61 | 2021 | 2024 | Chief Executive Officer, Organon & Co. | | | |
| Alan Ezekowitz, M.D. | 68 | 2021 | 2023 | Venture Partner, Third Rock Ventures, LLC, and Entrepreneur in Residence, Cardinal Partners | ● | | |
| Ma. Fatima de Vera Francisco | 53 | 2021 | 2024 | Chief Executive Officer, Global Baby, Feminine Care and Family Care and Executive Sponsor of Gender Equality, The Procter & Gamble Company | | ● | |
| Helene Gayle, M.D. | 66 | 2021 | 2023 | President and Chief Executive Officer of the Chicago Community Trust | | | ● |
| Deborah Leone | 57 | 2021 | 2023 | Former Partner & Chief Operating Officer, Investment Management, Goldman Sachs Group, Inc. | ● | | |
| Martha E. McGarry | 70 | 2021 | 2024 | Partner, Mayer Brown LLP | | ● | |
| Philip Ozuah, M.D., Ph.D. | 59 | 2021 | 2024 | President and Chief Executive Officer, Montefiore Medicine | | | ● |
| Shalini Sharp | 47 | 2021 | 2024 | Former Executive Vice President and Chief Financial Officer, Ultragenyx Pharmaceutical Inc. | **C** | | |

C = Committee Chair

# Corporate Governance



The Board has the legal responsibility for overseeing the management of Organon and its business. The Board's primary mission is to represent and protect the interests of our shareholders. To that end, the Board selects the CEO and oversees the senior management team, which is charged with conducting Organon's daily business.

The Board has adopted corporate governance principles (the "Principles of Corporate Governance") that, together with our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and Board committee charters, form the governance framework for the Board and its committees. The Principles of Corporate Governance cover a wide range of subjects, including the role and composition of the Board; functioning of the Board and Board committees; director qualifications; diversity, overboarding, resignation, and retirement age policies; director compensation; share ownership guidelines; succession planning; evaluation of the CEO; director orientation and continuing education; Board, committee, and director performance evaluations; and shareholder engagement.

The Principles of Corporate Governance and Board committee charters are reviewed at least annually and revised, as appropriate, in response to changing regulatory requirements, evolving best practices and the perspectives of our shareholders and other constituents.



*Governance Materials*

The following items relating to corporate governance at Organon are available on our website at www.organon.com/about-organon/leadership/board-of-directors:

✓ Amended and Restated Certificate of Incorporation

✓ Amended and Restated Bylaws

✓ Principles of Corporate Governance

✓ Board Committee Charters

In addition, as part of our ethics and compliance program, our Board has approved a Code of Conduct, which is available on our website at www.organon.com/about-organon/mission-vision-and-values/code-of-conduct. The information contained on our website does not constitute a part of this proxy statement.

## Board's Role in Strategic Planning

The Board – acting both as a whole and through its three standing committees – is fully engaged and involved in Organon's strategic planning process. Each director has an obligation to keep informed about Organon's business and strategies, so they can provide guidance to management in formulating and developing plans and knowledgeably exercise their decision-making authority on matters of importance to Organon.

The Board's oversight and guidance are inextricably linked to the development and review of Organon's strategic plan. By exercising sound and independent business judgment on the strategic issues important to Organon's business, the Board facilitates its long-term success.

## Risk Oversight

The Board's oversight of Organon's risk is an important component of the Board's engagement on strategic planning, and the Board has two primary methods of overseeing risk. The first method is through Organon's Enterprise Risk Management ("ERM") process, which allows for Board oversight of the most significant risks facing Organon. The second is through the functioning of the three standing committees of the Board – the Talent Committee, the Audit Committee, and the Environmental, Social and Governance Committee ("ESG Committee").

Management has established the ERM process to ensure a complete company-wide approach to evaluating risk over six distinct but overlapping risk areas:

| | |
|---|---|
| **Responsibility and Reputation ›** | Risks that may impact the well-being of Organon and its employees, customers, patients, communities, or reputation |
| **Strategy ›** | Macro risks that may impact our ability to achieve long-term business objectives |
| **Operations ›** | Risks in operations and cybersecurity that may impact our ability to achieve business objectives |
| **Compliance ›** | Risks related to compliance with laws, regulations, and Organon values, ethics, and policies |
| **Reporting ›** | Risks to maintaining accurate financial statements and timely, complete financial disclosures |
| **Safety ›** | Risks to employee, patient, or community health and safety |

The goal of the ERM process is to provide an ongoing review, implemented across Organon and aligned to its values and ethics, to identify and assess risk and to monitor risk and agreed-upon mitigating action. If the ERM process identifies a material risk, it is elevated to the CEO, the Executive Leadership Team, and the Board for review. The Audit Committee periodically reviews the ERM process to ensure it is robust and functioning effectively.

Through the ERM process, each Board committee oversees specific areas of risk relevant to the committee through direct interactions with the CEO, the Executive Leadership Team, the heads of business franchises, and compliance and corporate functions. A committee may address risks directly with management or, where appropriate, may elevate a risk for consideration by the Board or another Board committee. The following are examples of Board committees' responsibilities in risk oversight:

- The Audit Committee has primary responsibility for overseeing Organon's risk-management program relating to cybersecurity, although the Board participates in periodic reviews and discussion dedicated to cyber risks, threats, and protections, as discussed under Board Oversight of Information Security, Including Cybersecurity and Data Privacy on the next page. The Audit Committee also oversees risk relating to finance, business integrity, compliance, and Sarbanes-Oxley reporting through its interactions with the Chief Financial Officer, the General Counsel, the Chief Ethics and Compliance Officer, the Controller, and the Head of Internal Audit.

- The Talent Committee has oversight of the risks associated with our policies and practices with respect to our executive compensation program. The Talent Committee also has oversight of Organon's programs, policies, and practices related to its management of human capital resources, including talent and diversity.

- The ESG Committee oversees Organon's corporate governance, including the practices, policies, and procedures of the Board and its committees, considers the size, structure, and needs of the Board, reviews possible candidates for the Board, recommends director nominees to the Board for approval, and plays a role in ESG-related risk and compliance oversight, including in the areas of environmental health and safety and manufacturing quality systems.

The separate ERM process and Board committee approach to risk management leverages the Board's leadership structure to ensure the Board oversees risk on both a company-wide approach and through specific areas of competency.



## Board Oversight of Information Security, Including Cybersecurity and Data Privacy

Our information security and privacy programs provide that the Board receives an annual report from our Chief Information Security Officer to discuss our program for managing information security risks, including cyber and data security risks. The Audit Committee also receives regular briefings on both information security and data privacy from the Chief Information Security Officer and Chief Ethics and Compliance Officer, respectively. Both the Board and the Audit Committee receive annual reports on our cyber readiness, adversary assessment, and risk profile status. In addition, the Audit Committee receives regular updates about these topics, and our directors are apprised of incident simulations and response plans, including for cyber and data breaches.

*Program Highlights*

| | |
|---|---|
| **Commitment to Transparency ›** | We are committed to responsible handling of personal information. We balance the need to operate and grow our business against our commitment to transparency and control, fairness, non-discrimination, and accountability. |
| **Security Programs ›** | Our multi-layered information security and data privacy programs and practices are designed to foster the safe, secure, and responsible use of the information and data our stakeholders entrust to us. |
| **Governance ›** | We work with our customers, governments, policymakers, and others to help develop and implement standards for safe and secure transactions, as well as privacy-centric data practices. |
| **Security ›** | Independent third parties test our cyber capabilities and audit our cloud security. |
| **System Tests ›** | We continually test our systems to discover and address any potential vulnerabilities. |
| **Employee Training ›** | We conduct annual cybersecurity training for employees. |
| **Insurance Coverage ›** | We maintain a business continuity program and cyber insurance coverage. |

## Independence of Directors

The Principles of Corporate Governance require a substantial majority of our directors be independent. In making independence determinations, the Board observes all relevant criteria established by the U.S. Securities and Exchange Commission (the "SEC") and the NYSE. The Board considers all relevant facts and circumstances in making an independence determination.

To be considered independent, an outside director must meet the bright-line independence tests established by the NYSE, and the Board must affirmatively determine that the director has no direct or indirect material relationship with Organon.

The Board also rigorously considers all relevant heightened independence requirements for members of the Audit Committee and the Talent Committee. The ESG Committee reviews the Board's approach to determining director independence periodically and recommends changes, as appropriate, for consideration and approval by the Board.

*Independence Determinations*

The Board has determined that each of Organon's directors and director nominees, with the exception of our CEO, Kevin Ali, are independent under the NYSE Listing Standards. All members of the Board's Audit Committee, Talent Committee, and ESG Committee are independent under these standards, and all members of the Audit Committee and Talent Committee are also compliant with the SEC enhanced independence requirements for audit committee members and compensation committee members, respectively.

In making these determinations, the Board considered relationships that exist between Organon and other organizations where each director serves, as well as the fact that in the ordinary course of business, transactions may occur between such organizations and Organon or one of our subsidiaries. The Board also evaluated whether there were any other facts or circumstances that might impair a director's independence. In particular, with respect to Ms. Cox, the Board considered that she received a monthly fee of $9,500 in exchange for her performance of certain consulting services to Merck prior to the spinoff relating to her anticipated position as Chairman of the Board of Organon and reimbursement of reasonable out-of-pocket expenses. The Board determined this relationship was not material and the amount involved did not prevent a finding of Ms. Cox's independence under the NYSE Listing Standards or our Principles of Corporate Governance both for her service on the Board and on the Talent Committee.

## Related Person Transactions

*Related Person Transaction Policies and Procedures*

The Board has adopted written Related Person Transaction Policies and Procedures (the "Policy"). The Policy, which is administered by the Audit Committee, governs the review, approval, ratification, or disapproval by the Audit Committee of transactions between us or any of our subsidiaries and any "related person" in which the amount involved since the beginning of our last completed fiscal year will or may be expected to exceed $100,000 and in which one or more of such related persons has a direct or indirect material interest. The Policy defines a "related person" to include anyone who served as a director or officer since the beginning of Organon's last fiscal year, any 5% shareholder, or any immediate family member of any of those persons.

Pursuant to the Policy, management will provide the Audit Committee all material information relevant to transactions that require the Audit Committee's approval. In approving or rejecting any such transaction, the Audit Committee will consider all relevant factors, including as applicable (1) Organon's business rationale for entering into the transaction, (2) the alternatives to entering into the transaction, (3) whether the transaction is on terms comparable to those generally available to an unaffiliated third party under the same or similar circumstances, (4) the extent of the related person's interest in the transaction, and (5) the potential for the transaction to lead to an actual or apparent conflict of interest. Any member of the Audit Committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussion or approval of the transaction.

As necessary, the Audit Committee will review and assess ongoing related person transactions throughout the duration of their term, but no less than annually, to ensure that the transactions are in compliance with any Audit Committee guidelines and the transactions remain fair and reasonable to Organon and not inconsistent with the interests of Organon and its shareholders.

*Certain Related Person Transactions*

Each director, director nominee and executive officer of Organon is required to annually complete a Director & Officer ("D&O") Questionnaire. The D&O Questionnaire requests, among other things, information regarding whether any director, director nominee, executive officer, or their immediate family members had an interest in any transaction or proposed transaction with Organon or its subsidiaries or has a relationship with a company that has entered or proposes to enter into such a transaction.

After review of the D&O Questionnaires by the Office of Corporate Secretary, the responses are collected, summarized, and distributed to responsible areas within Organon to identify any potential transactions. All relevant relationships and any transactions, along with payables and receivables, are compiled for each person and affiliation. Management submits a report of the affiliations, relationships, transactions, and appropriate supplemental information to the Audit Committee for its review. Based on this information for 2021 from the date of the spinoff, the Audit Committee has determined that no transactions require disclosure under Item 404(a) of SEC Regulation S-K, except as set forth below.



On June 2, 2021, Organon and Merck entered into a separation and distribution agreement pursuant to which Merck agreed to spin off a portfolio of prescription therapies within women's health, biosimilars and established brands into Organon, a new, publicly traded company, which we refer to as the "spinoff." We also entered into several other agreements with Merck to provide a framework for our relationship with Merck after the spinoff, including transition services agreements, interim operating agreements, manufacturing and supply agreements, a tax matters agreement, an employee matters agreement, intellectual property license agreements, and regulatory agreements. Merck ceased to be one of our shareholders upon completion of the spinoff.

## Board Leadership Structure

### The Board annually reviews its leadership structure to evaluate whether the structure remains appropriate for Organon.

Carrie S. Cox serves as independent Chairman of the Board and Kevin Ali serves as our CEO. The Board believes that this leadership structure, which separates the Chairman and CEO roles, is optimal at this time. With separate Chairman and CEO roles, our independent Chairman can lead the Board in the performance of its duties by establishing agendas, presiding at all meetings of the Board and executive sessions of non-management directors, engaging with the CEO and Executive Leadership Team between Board meetings on business developments, and providing overall guidance to our CEO as to the Board's views and perspectives, particularly on the strategic direction of Organon. Meanwhile, our CEO can focus his time and energy on setting Organon's strategic direction, overseeing daily operations, engaging with external constituents, developing our leaders, and promoting employee engagement at all levels of the organization. The Board believes our governance practices ensure that skilled and experienced independent directors provide independent leadership.

## Board Meetings and Committees

The Board was constituted immediately prior to the spinoff on June 2, 2021 and had no formal meetings prior to the spinoff. In 2021, following the spinoff, the Board met four times. Under the Principles of Corporate Governance, directors are expected to attend regular Board meetings, applicable Board committee meetings, and annual meetings of shareholders. Directors attended 100% of the meetings of the Board and of the Board committees on which they served in 2021 following the spinoff. Organon did not hold an annual shareholder meeting in 2021.

The independent directors of the Board met in three executive sessions in 2021. Ms. Cox, Chairman of the Board, presided over the executive sessions.

The Board's three standing committees, each of which is made up solely of independent directors, are the Audit, Talent and ESG Committees. In addition, the Board from time to time may establish special purpose committees. All standing committees are governed by Board-approved charters, which are available on our website at www.organon.com/about-organon/leadership/board-of-directors. Each committee evaluates its performance and reviews its charter annually. Additional information about the committees is provided on the following pages. As a non-independent director, Mr. Ali is not a member of any Board committee.

## Audit Committee

### Shalini Sharp *Chair*



### Other Members

Alan Ezekowitz, M.D.
Deborah Leone
Cynthia M. Patton

### Number of Meetings in 2021: 5

### Financial Experts on Audit Committee

The Board has determined that each member of the Audit Committee is financially literate and that each of Mss. Leone and Sharp is an "audit committee financial expert" as defined by the SEC and has accounting or related financial management expertise as required by the NYSE Listing Standards.

### Overview

The Audit Committee oversees our accounting and financial reporting processes, internal controls and audits, and consults with management, the internal auditors, and the independent auditors on, among other items, matters related to the annual audit, the published financial statements, and the accounting principles applied. The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent auditors (as described on page 71 of this proxy statement).

The Audit Committee's Report is included on page 71 of this proxy statement.

### The Primary Functions of this Committee Include:

- Assisting our Board in fulfilling its oversight responsibility relating to: (i) the integrity of our financial statements and financial statement audits; (ii) our and our subsidiaries' accounting and financial reporting processes and system of internal controls over financial reporting and disclosures; (iii) our compliance with legal and regulatory requirements; (iv) the independent public accountants' qualifications and independence; (v) the performance of our internal audit function and our independent public accountants; (vi) our risk management processes; and (vii) preparation of the annual report required by the SEC rules to be included in our annual proxy statement;

- Being directly responsible for the appointment (subject to ratification by our shareholders), compensation, retention and oversight of the work of our independent public accountants (including the resolution of disagreements between management and the independent public accountants regarding financial reporting);

- Evaluating the independent public accountants' qualifications, performance and independence, including a review and evaluation of the lead partner and partner rotation requirements;

- Monitoring our compliance program with respect to legal and regulatory requirements, our code(s) of conduct and our policies on ethical business practices and reporting on these items to the Board;

- Establishing and periodically reviewing policies and procedures for the review, approval, and ratification of related person transactions, as defined in applicable SEC rules, and reviewing and approving, disapproving, or ratifying related person transactions in accordance with these policies and procedures, and overseeing other related person transactions governed by applicable accounting standards;

- Establishing and overseeing procedures for handling (receipt, retention and treatment, on a confidential basis) of complaints of potential misconduct, including: (i) violations of law or our code(s) of conduct; (ii) complaints regarding accounting, internal accounting controls, auditing, and federal securities law matters; and (iii) the confidential, anonymous submission of concerns by employees regarding accounting, internal accounting controls, auditing, and federal securities law matters (under Shareholder Communications with the Board on page 21 of this proxy statement); and

- Periodically reviewing our enterprise risk assessment policies and processes, including meeting at least annually with our Chief Information Security Officer regarding our information technology and receiving periodic updates regarding our cybersecurity risk management program, and reporting to the Board on the principal risks facing us and the steps being taken to manage and mitigate these risks.



## Talent Committee

**Carrie S. Cox** *Chair*



### Other Members
Ma. Fatima de Vera Francisco
Martha E. McGarry
Grace Puma

### Number of Meetings in 2021: 6

### Talent Committee Interlocks and Insider Participation

There were no Talent Committee interlocks or insider (employee) participation during 2021.

### Overview

The Talent Committee annually reviews and approves corporate goals and objectives relevant to the total direct compensation opportunity for the CEO and certain other executive officers; evaluates their performance against these goals and objectives; and, based on this evaluation, recommends the CEO's compensation level and approves the compensation of the other executive officers. The details of the processes and procedures involved are described in the CD&A beginning on page 46. The independent members of the Board ultimately make the final decisions regarding the CEO's total direct compensation.

The Talent Committee's Report is included on page 58 of this proxy statement.

### The Primary Functions of this Committee Include:

- Annually reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and the other executive officers, evaluating their performance against these goals and objectives, and, based on this evaluation, recommending to the independent directors of the Board the CEO's compensation level and approving compensation of the other executive officers;

- Overseeing succession planning for positions held by executive officers, and reviewing succession planning and management development at least annually with the Board, including recommendations and evaluations of potential successors to fill these positions;

- Regularly reviewing the form and amount of compensation of directors for service on the Board and its committees and recommending changes in compensation to the Board as appropriate;

- Reviewing and recommending for inclusion executive compensation disclosures made in our annual proxy statement, including the CD&A and the Talent Committee Report;

- Reviewing our strategies and programs for leadership development (including considerations of diversity) and for maintaining a talent pipeline for executive roles;

- Reviewing and discussing with management our diversity and inclusion initiatives, objectives, and progress; and

- Reviewing and discussing with management our organizational development activities, including key policies, practices, and trends related to: (i) the recruitment, development, and retention of our personnel; (ii) employee engagement and effectiveness; and (iii) workplace environment and culture.

## Environmental, Social and Governance Committee

**Robert A. Essner** *Chair*



## Other Members

Carrie S. Cox
Helene Gayle, M.D.
Shelly Lazarus
Philip Ozuah, M.D., Ph.D.

## Number of Meetings in 2021: 4

## Overview

The ESG Committee oversees Organon's corporate governance, including the practices, policies, and procedures of the Board and its committees. Further, the ESG Committee annually reviews the size, structure, and needs of the Board and Board committees, reviews possible candidates for the Board, and recommends director nominees to the Board for approval. The details of the review process and assessment of candidates are described under Criteria for Board Membership and Director Nomination Process beginning on page 17 of this proxy statement.

## The Primary Functions of this Committee Include:

· Engaging in succession planning for the Board;

· Identifying individuals to become qualified Board members (consistent with criteria approved by the Board);

· Recommending to the Board candidates for director for election at our annual meeting of shareholders;

· Developing and recommending to the Board a set of corporate governance principles;

· Considering and making recommendations to the Board on other matters pertaining to the effectiveness of the Board;

· Performing a leadership role in shaping our corporate governance;

· Periodically reviewing and recommending to the Board the skills, experience, characteristics, and other criteria for identifying and evaluating directors;

· Overseeing the annual evaluation of the Board, its committees, and individual directors;

· Overseeing compliance with the GxP requirements (i.e., regulations and guidelines applicable to life sciences organizations);

· Advising the Board and management on our policies and practices that pertain to our responsibilities as a global corporate citizen, our special obligations as a healthcare company whose products and services affect health and quality of life around the world, and our commitment to the highest standards of ethics and integrity in all our dealings; and

· Reviewing public policy positions, strategy regarding political engagement, and corporate responsibility initiatives with significant financial or reputational impact, as appropriate, and overseeing and making recommendations to the Board regarding environmental, social, governance, and other sustainability matters and risks relevant to our business.



## Our Environmental, Social, and Governance Approach

We believe supporting women is vital to a healthier world. We envision a better and healthier every day for every woman. Our mission is to deliver impactful medicines and solutions for a healthier every day. We focus on the material ESG issues that matter most to our stakeholders, our business, and most importantly, women around the world.

In addition to the governance matters discussed within this proxy statement and the foundational elements that we believe are essential to conducting our business in an ethical, compliant, and transparent manner, there are focus areas within our ESG strategy that demonstrate our commitment to being a purpose-driven company:



### Access to Medicines and Healthcare

It is our mission to improve women's health around the world. We believe our focus on women begins with listening to their needs as we design healthcare products specifically with them in mind. This includes products that address the health needs or conditions that uniquely or disproportionately affect women. Our goal is to address the unmet medical needs of women while ensuring sustainable access to our products.



### Human Capital Management

We are committed to representation and well-being, addressing issues that disproportionately impact women and other underrepresented groups. We are working to create a culture of belonging with our employees and business partners in our supply chain. Diversity, equity, inclusion, and belonging are essential to **who we are** and **everything we do**. Given its importance to a hea thy society, we aim to advance gender equity in our workforce and in the world. Organon's policies and collaborations recognize and prioritize actions that help us make meaningful progress toward our goals.



### Environmental Stewardship

The United Nations Framework Convention on Climate Change notes that women face higher risks and experience a greater burden of climate-change impacts. It follows then that a healthy planet means a healthier world, especially for women. Our ambition is to reach net zero greenhouse gas emissions by 2050, aligning ourselves with the Paris Climate Agreement. Furthermore, we commit to integrating water stewardship and circular economy principles into our business models to maximize resource efficiency.

Our purpose is to help women and girls achieve their promise through better health. By addressing gender-related disparities in health, we build a more sustainable future for women, families, economies, and society. Our commitment to ESG aligns with the purpose of Organon, and it is embedded into our foundation. The Board has oversight of ESG issues. In addition, the ESG Committee of the Board oversees and makes recommendations to the Board regarding ESG, sustainability, and corporate responsibility matters and associated risks. The ESG Committee evaluates and discusses such matters as investor and stakeholder expectations, market and peer ESG disclosure practices, Organon's internal assessment of ESG materiality, Organon's performance on material ESG issues including the consideration of goal setting, and internal reporting of ESG-related metrics. As needed, the Committee receives information from third-party consultants and other experts on relevant ESG topics, to inform the Committee's thought process and to ensure continuous knowledge building in support of its ESG oversight role.

The entire Executive Leadership Team is responsible for developing and reviewing Organon's ESG strategy and is accountable for making progress against the goals and targets set out in the strategy. The Head of External Affairs and ESG reports directly to the CEO and is a member of the Executive Leadership Team. She has a dedicated ESG team that works across all the functions of Organon to ensure that progress is made against each of our ESG targets and that we report this progress in a timely, transparent fashion. ESG performance is also embedded into the Company Scorecard, which is tied to annual incentive programs.

In 2021, we embarked upon a robust research process to develop our ESG strategy. We analyzed leading ESG reporting frameworks (e.g., the Sustainability Accounting Standards Board ("SASB"), the Global Reporting Initiative ("GRI"), and the Task Force on Climate-Related Financial Disclosures ("TCFD")), conducted an ESG materiality assessment, interviewed internal subject-matter experts, engaged our top shareholders, and sought input from a broad base of our employees. We engaged the ESG Committee of the Board multiple times to share insights from this exercise. The Executive Leadership Team reviewed and approved the short- and long-term goals in the strategy, and they were shared with the ESG Committee. In December 2021, the ESG Committee and the Board endorsed Organon's ESG strategy, which will be expounded upon in Organon's first ESG Report, scheduled to be published in June 2022. We plan to disclose human capital management data in our ESG Report in alignment with SASB and GRI standards. When published, you will find additional information about our management of topics such as diversity, equity and inclusion (including U.S. Equal Employment Opportunity Commission EEO-1 data for our U.S.-based workforce), employee engagement, and human rights. For more information about Organon's ESG strategy and initiatives, please review our 2021 Annual Report on Form 10-K and visit the ESG section of our website at www.organon.com/about-organon/environmental-social-governance.

Our ESG strategy is embedded into our business strategy, as we believe that it will create long-term value for shareholders and other stakeholders. Organon is committed to transparency in our business activities and aims to apply and abide by the highest ethical, social, and environmental standards. We recognize that our business partners play an important role in our overall success. Accordingly, Organon strives to conduct business with individuals and organizations who share our commitment to high ethical standards and who operate in a socially and environmentally responsible manner. To reinforce the standards to which we are committed, Organon developed the Business Partner Code of Conduct founded upon the Pharmaceutical Supply Chain Initiative's (PSCI) Pharmaceutical Industry Principles, the 10 Principles of the United Nations Global Compact, and our Code of Conduct. For more information, please review our position on human rights on our website at www.organon.com/about-organon/policies-disclosure.



## Criteria for Board Membership and Director Nomination Process

The ESG Committee is responsible for screening and nominating director candidates to be considered for election by the Board. As part of this process, the ESG Committee considers the composition of the Board at the time, including the depth of experience, balance of professional skills, expertise, and diversity of perspectives represented by its members at the time. The ESG Committee evaluates prospective nominees identified on its own initiative as well as candidates recommended by other Board members, management, shareholders, or search consultants. From time to time, the ESG Committee may also retain a search firm to identify possible candidates who meet the Board's qualifications, to interview and screen such candidates (including conducting reference checks), and to assist in scheduling candidate interviews with Board members.

*To be considered for membership on the Board, a candidate must meet the following minimum criteria:*



Be committed to building sound, long-term company growth.

Be of proven integrity with a record of substantial achievement in an area of relevance to Organon.

Have demonstrated ability and sound judgment that usually will be based on broad experience.

Possess a judicious and critical temperament that will enable objective appraisal of management's plans and programs.

Be able and willing to devote the required amount of time to Organon's affairs, including attendance at Board meetings, Board committee meetings, and annual shareholder meetings.

*Individual Experience, Qualifications, Attributes, and Skills*

The ESG Committee evaluates the composition of the Board annually to assess whether the skills, experience, characteristics, and other criteria established by the Board are currently represented on the Board as a whole, and in individual directors, and to assess the criteria that may be needed in the future in light of Organon's anticipated needs. The Board should have a balanced membership, with representation of relevant areas of experience, types of expertise, and backgrounds. These include pharmaceutical industry expertise, global management experience, marketing and public relations skills, public company governance expertise, women's health experience, medical expertise, and financial expertise. The ESG Committee uses this input in its planning and director search process.

Each of our current directors joined the Board in connection with our spinoff from Merck. None of the nominees nor any current Class II or Class III directors have been elected by our public shareholders. As noted in the director biographies that follow this section, our directors have experience, qualifications, and skills across a wide range of public and private companies, possessing a broad spectrum of experience both individually and collectively. The following chart highlights the key background, experience, and skills the Board considers for future candidates. These attributes are amply represented by our directors and director nominees.

# Key Skills and Experience

| | Leadership / CEO Experience | Financial / Accounting | Global Healthcare | Public Policy / Regulatory / Marketing | Corporate Governance / Public Company | Global Business Experience |
|---|---|---|---|---|---|---|
| **Kevin Ali** | ✓ | ✓ | ✓ | ✓ | | ✓ |
| **Carrie S. Cox** | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Robert Essner** | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Alan Ezekowitz, M.D.** | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Ma. Fatima de Vera Francisco** | ✓ | ✓ | ✓ | ✓ | | ✓ |
| **Helene Gayle, M.D.** | ✓ | | ✓ | ✓ | ✓ | ✓ |
| **Shelly Lazarus** | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Deborah Leone** | ✓ | ✓ | | ✓ | ✓ | ✓ |
| **Martha E. McGarry** | ✓ | ✓ | | ✓ | ✓ | ✓ |
| **Philip Ozuah, M.D., Ph.D.** | ✓ | ✓ | ✓ | ✓ | | ✓ |
| **Cynthia M. Patton** | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **Grace Puma** | ✓ | ✓ | | ✓ | ✓ | ✓ |
| **Shalini Sharp** | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |

*Board Diversity Policy*

The Board endorses the principle that it should have a balance of skills, experience, and diversity of perspectives appropriate to Organon's current and future global business and strategic initiatives, opportunities, and challenges. The Board recognizes that maintaining a truly diverse membership with varying backgrounds, skills, expertise, and other differentiating personal characteristics promotes inclusiveness, fosters a breadth of thinking, enhances the Board's deliberations, and contributes to the Board's overall effectiveness to better represent the long-term interests of Organon and its shareholders.

The ESG Committee, acting on behalf of the Board, is committed to actively identifying and recruiting highly qualified, diverse candidates in the search process. In evaluating the suitability of potential candidates to the Board, the ESG Committee (or any search firm acting under the direction of the ESG Committee) considers the benefits of diversity, including diversity of thought, viewpoints, educational and professional background, gender, race, age, sexual orientation, and ethnic or national background, among other characteristics.

The ESG Committee and the Board have adopted a Board diversity policy as part of the Principles of Corporate Governance that formalizes Organon's approach to Board diversity. The ESG Committee and the Board believe that the Board's current membership — 9 of the 13 members are women and 6 directors are racially or ethnically diverse — strongly reflects their commitment to diversity.

ORGANON



**Gender Diversity**



**9 of 13**
Directors are
Women

*As a company with a vision of a better and healthier every day for every woman, our Board values gender diversity in its membership. Organon is a leader in Board gender diversity, with women constituting nearly 70% of the Board.*

**Racial/Ethnic Diversity**



**6 of 13**
Directors are
Racially/Ethnically
Diverse

*Organon is committed to racial and ethnic diversity. Our Board is 46% ethnically or racially diverse.*

**Age**

**2**
71 and
above

**62.5
Years**
Average

**5**
61 to 70

**6**
60 and
below

*The average age of our directors and director nominees is 62.5 years, with ages ranging from 47 to 74 years old.*

**Independence**



**12 of 13**
Directors are
Independent

*Organon's Principles of Corporate Governance require that a substantial majority of the Board be made up of independent directors. The Board has determined that each of Organon's directors and director nominees, with the exception of our CEO, Kevin Ali, is independent under the NYSE Listing Standards.*

*Shareholder Recommendations of Director Candidates*

The ESG Committee will consider recommendations for director candidates made by shareholders and will evaluate those individuals using the same criteria applied to other candidates. Shareholder recommendations must be sent to the Office of Corporate Secretary, 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302, and must include detailed background information regarding the recommended candidate that demonstrates how that candidate meets the Board membership criteria. Shareholders may make recommendations at any time, but recommendations for consideration as nominees at Organon's annual meeting of shareholders must be received not less than 120 days before the first anniversary of the date of the previous year's annual meeting.

Candidates are evaluated initially based on materials submitted by them or on their behalf. If a proposed or recommended candidate continues to be of interest to the ESG Committee, we obtain additional information through inquiries to various sources and, if warranted, interviews.

## Management Succession Planning

The Talent Committee is responsible for oversight of succession planning for certain senior management positions. At least annually, the Talent Committee reviews with the Board succession planning and management development, including recommendations and evaluations of potential successors to fill the CEO and other senior management positions. The succession planning process includes consideration of both ordinary course succession, in the event of planned promotions and retirements, and planning for situations where the CEO or another member of senior management unexpectedly becomes unable to perform the duties of his or her position.

## Board Succession Planning

The Board also considers its own composition and succession plans. In director succession planning, the ESG Committee and the Board will consider, among other things, the needs of the Board and Organon in light of the overall composition of the Board, with a view toward achieving a balance of the skills, experience, and attributes that are essential to the Board's oversight role. In particular, the Board is deliberate in ensuring the Board has the right mix of diverse perspectives, skills, and expertise to address Organon's current and anticipated needs as opportunities and challenges facing it evolve. In addition, the Principles of Corporate Governance provide that non-management directors may not stand for re-election to the Board after they reach the age of 75, unless the Board determines that it is in the best interests of Organon and its shareholders to extend the director's service for an additional period of time. The Board believes this policy promotes regular refreshment of the Board.

## Annual Board, Committee, and Individual Director Evaluations

The Board conducts an annual self-evaluation to assess its performance and the performance of individual directors. The Audit, Talent, and ESG Committees also conduct annual self-evaluations to assess their performance. In the event it is believed an individual director is not making meaningful contributions to the overall effectiveness of the Board, the Chairman of the Board or another Board member should raise the matter with the ESG Committee, which will then seek the views of the other Board members and, if appropriate, make a recommendation to the Board regarding the future role of the director in question.

The ESG Committee is responsible for developing, administering and overseeing processes for conducting evaluations. The first evaluations after our spinoff were conducted in January 2022, as follows:



**ESG Committee Evaluation**

**1** Each director completed a written questionnaire to provide feedback on the effectiveness of the Board, the Board's leadership structure, the Board committees, and the level and quality of the directors' individual contributions, as well as any areas that the director believes warrant heightened focus in the year ahead.

**2** The Chairman of the Board conducted an interview with each Board member to gather additional suggestions for improving Board effectiveness and to solicit additional feedback on Board operations, composition, and priority agenda topics.

**3** Finally, the feedback of the Board, Committee members, and individual directors was compiled and presented to the Board. During discussion led by the Chair of the ESG Committee, directors considered areas of strength and opportunities to enhance the operations of the Board and each of its Committees.

## Shareholder Engagement and Feedback

Organon regularly communicates with shareholders to better understand their perspectives and has established a shareholder engagement program that is proactive and cross-functional. Throughout the year, our CEO, CFO, members of our Investor Relations department and the EVP for External Affairs and ESG, as well as other subject-matter experts within Organon, engage with our shareholders to remain well-informed regarding their perspectives on current issues and to address any questions or concerns. These teams serve as liaisons between shareholders, members of senior management, and the Board.

Since the spinoff, we have met with about two-thirds of our 50 largest shareholders, representing approximately 45% of our shares outstanding as of December 31, 2021. ESG was a focal point in many of the shareholder engagements we had post-spinoff. We also engaged with our shareholders on various topics relating to our Board governance and executive compensation. Organon intends to remain engaged with its largest shareholders through frequent meetings during the year. Our shareholder engagement program includes outreach focused on governance and executive compensation at least once a year, as well our business strategy, risk management, human capital management and ESG matters. We believe it is most productive to discuss governance and compensation issues well in advance of the Annual Meeting so management and the Board can gather information about investor perspectives and make educated and deliberate decisions that are balanced and appropriate for Organon's diverse shareholder base and in the best interest of Organon. We also regularly seek to take advantage of other engagement opportunities and events.



*Topics Discussed with Shareholders During 2021*

- Rationale for spinoff
- ESG and ESG reporting, including environmental sustainability programs and goals
- Strategy and culture
- Impact of COVID-19 on operations
- Financial performance and guidance
- Capital allocation priorities
- Executive compensation programs

- Board leadership, composition, tenure, evaluation, and refreshment
- Board and management diversity, and commitment to overall racial and ethnic diversity
- Human capital management
- Director onboarding Global access to Organon products
- Policy and pricing environment
- Risk oversight

## Shareholder Communications with the Board

The Board welcomes input from shareholders and other interested parties and has established a process to receive these communications. Shareholders and interested parties may communicate directly with the Board, the Chairman of the Board, the non-management or independent directors as a group, or other members of the Board by writing to the following address:

Board of Directors
c/o Office of Corporate Secretary
Organon & Co.
30 Hudson Street, Floor 33
Jersey City, New Jersey 07032

In order to manage efficiently the volume of correspondence received, communications will be reviewed by the Office of Corporate Secretary for the purpose of determining whether the contents are appropriate for transmission. The Office of Corporate Secretary will not transmit:

- communications that advocate that Organon engage in illegal activity;
- communications that, under community standards, contain offensive or abusive content;
- communications that have no relevance to the role of the Board or to the business of Organon;
- résumés or other job-related inquiries; and
- mass mailings, solicitations, and advertisements.

Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to the Chair of the ESG Committee. Comments or questions regarding executive compensation will be referred to the Chair of the Talent Committee.

In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

# Share Ownership Information

## Share Ownership of Directors and Officers

The table below reflects the number of shares of Organon common stock beneficially owned by (i) each of our executive officers named in the Summary Compensation Table; (ii) each of our directors and director nominees; and (iii) all directors and executive officers as a group. As of April 8, 2022, 253,637,179 shares of Organon common stock were issued and outstanding. Unless otherwise noted, the information is stated as of April 8, 2022, and the beneficial owners exercise sole voting and/or investment power over their shares.

| Name | Shares Beneficially Owned | Stock Awards Currently Exercisable or Vesting Within 60 Days | Percent of Class |
|---|---|---|---|
| **_Named Executive Officers_** | | | |
| Kevin Ali | 12,462 | 565,577 | * |
| Matthew Walsh | 14,690 | 72,744 | * |
| Susanne Fiedler | 7,540 | 225,846 | * |
| Sandra Milligan, M.D. | 9,380 | 277,127 | * |
| Deborah H. Telman | 4,556 | 34,365 | * |
| **_Directors (other than Mr. Ali)_** | | | |
| Carrie S. Cox | | 18,079 | * |
| Robert Essner | | 8,772 | * |
| Alan Ezekowitz, M.D. | | 8,772 | * |
| Ma. Fatima de Vera Francisco | | 8,772 | * |
| Helene Gayle, M.D. | | 8,772 | * |
| Shelly Lazarus | 635[1] | 8,772 | * |
| Deborah Leone | 10 | 8,772 | * |
| Martha E. McGarry | | 8,772 | * |
| Phillip Ozuah, M.D., Ph.D. | | 8,772 | * |
| Cynthia M. Patton | | 8,772 | * |
| Grace Puma | 5[2] | 8,772 | * |
| Shalini Sharp | 2 | 9,061 | * |
| **_All directors and executive officers as a group_** (22 persons) | 71,148 | 1,900,414 | * |

\* None of the holdings represents holdings of more than 1% of Organon's outstanding common stock.

(1) _Includes shares of common stock in which the beneficial owners share voting and/or investment power as follows: 175 shares held by Ms. Lazarus' spouse._

(2) _Includes shares of common stock in which the beneficial owners share voting and/or investment power as follows: 5 shares held by a family member of Ms. Puma._



## Share Ownership of Certain Beneficial Owners

The table below reflects the number of shares beneficially owned by persons or entities known to us to own more than 5% of the outstanding shares of Organon common stock as of December 31, 2021.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| The Vanguard Group<br>100 Vanguard Blvd., Malvern, PA 19355 | 28,774,673[1] | 11.3% |
| BlackRock, Inc.<br>55 East 52nd Street, New York, NY 10055 | 16,900,502[2] | 6.7% |

(1) Based on Amendment No. 1 to Schedule 13G (the "Vanguard filing") filed with the SEC on February 10, 2022 with respect to Organon common stock. According to the Vanguard filing, of the 28,774,673 shares of Organon common stock beneficially owned by The Vanguard Group ("Vanguard"), as of December 31, 2021, Vanguard has the shared power to vote 346,172 shares, sole power to dispose 27,738,815 shares, and shared power to dispose 1,035,858 shares.

(2) Based on a Schedule 13G (the "BlackRock filing") filed with the SEC on February 4, 2022 with respect to Organon common stock. According to the BlackRock filing, of the 16,900,502 shares of Organon common stock beneficially owned by BlackRock, Inc. ("BlackRock"), as of December 31, 2021, BlackRock has the sole power to vote 14,588,051 shares and sole power to dispose 16,900,502 shares.

# Proposal 1 Election of Directors

Organon's Amended and Restated Certificate of Incorporation provides that, until the annual meeting of shareholders in 2025, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors have terms expiring at the 2022 Annual Meeting. The directors designated as Class II directors have terms expiring at the 2023 annual meeting of shareholders, and the directors designated as Class III directors have terms expiring at the 2024 annual meeting of shareholders. Directors elected to succeed Class I, II, and III directors whose terms then expire will be elected for a term of office that expires at the 2025 annual meeting of shareholders. Beginning at the 2025 annual meeting of Organon's shareholders, each of our directors will stand for election each year for a one-year term, and our Board will therefore no longer be divided into three classes.

Each member of our Board became a director of Organon in connection with the spinoff, and was each chosen through a deliberate and thoughtful process over many months, based on extensive consideration of the needs of the new company and aided by a professional search firm with spinoff experience.

*Nominees for Director*

The Board has selected Robert Essner, Shelly Lazarus, Cynthia M. Patton, and Grace Puma for election as Class I director nominees. Each of the director nominees named in this proxy statement meet the Board's criteria for membership and were recommended by the ESG Committee for election by shareholders at the Annual Meeting. All of the nominees hold, or have held, senior leadership positions in large, complex organizations, including multinational corporations. In these positions, our nominees have demonstrated their leadership, intellect, and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities at Organon. Their varied roles and experiences reflect a diversity of perspectives, skills, and expertise to address Organon's current and anticipated needs as its opportunities and challenges evolve. If elected, each nominee will serve for a three-year term or until a successor has been duly elected and qualified.

Any director nominee who does not receive a majority of the votes cast with respect to his or her election will tender his or her resignation to the ESG Committee promptly following certification of the shareholder vote for consideration by the ESG Committee and the Board. If the ESG Committee recommends the Board accept the tendered resignation offer, the ESG Committee will also recommend to the Board whether to fill the vacancy resulting from the resignation or to reduce the size of the Board. The Board will act on the recommendation of the ESG Committee no later than 90 days following certification of the shareholder vote for the Annual Meeting.

If any nominee becomes unavailable for election (which we do not expect), votes will be cast for such substitute nominee or nominees as may be designated by the Board, unless the Board reduces the size of the Board.

There are no family relationships among Organon's executive officers and directors.

We provide below biographical information for each director nominee, including key experience, qualifications, and skills such director nominee contributes to the Board in light of our current needs and business priorities.



**THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.**

ORGANON



## 2022 Nominees for Class I Directors



### Robert Essner
Independent
**Age:** 74
**Director Since:** 2021
**Committees:** ESG (Chair)

**Experience**

Mr. Essner is the former Chairman, Chief Executive Officer and President of Wyeth Pharmaceuticals, Inc., a global pharmaceuticals company, which is now part of Pfizer Inc. Specifically, he served as Wyeth's Chairman between 2003 and his retirement from Wyeth in 2008, as its Chief Executive Officer between 2001 and 2007, its President between 2000 and 2006, its Chief Operating Officer between 2000 and 2001 and its Executive Vice President between 1997 and 2000. Prior to Wyeth, Mr. Essner spent more than a decade in various senior management positions at Sandoz Pharmaceuticals Corporation, in addition to serving as a Senior Advisor of Global Healthcare for The Carlyle Group Inc., a private equity, alternative asset management and financial services corporation, between 2009 and 2019. He also serves as an Executive in Residence and Adjunct Professor of Business at Columbia Business School, where he teaches courses in healthcare management, and is a director of Amicus Therapeutics Inc. Mr. Essner is a graduate of Miami University and received his master's degree from the University of Chicago. Mr. Essner brings to the Board extensive industry leadership experience in the pharmaceutical industry.

**Career Highlights**

**Wyeth Pharmaceuticals, Inc.**, a global pharmaceuticals company

· Chairman (2003-2008)

· Chief Executive Officer (2001-2007)

· President (2000-2006)

· Chief Operating Officer (2000-2001)

· Executive Vice President (1997-2000)

**The Carlyle Group Inc.**, a private equity, alternative asset management and financial services corporation

· Senior Advisor of Global Healthcare (2009-2019)

**Other Public Directorships**

**Current**
· Amicus Therapeutics Inc. (2012-present)

**Former**
· None



## Shelly Lazarus
Independent
**Age:** 74
**Director Since:** 2021
**Committees:** ESG

### Experience

Ms. Lazarus has served as Chairman Emeritus of Ogilvy & Mather, a global advertising and marketing communication company, since 2012. Prior to that, she served as Chairman of Ogilvy & Mather between 2008 and 2012 and as its Chairman and Chief Executive Officer between 1996 and 2008. Prior to becoming its Chief Executive Officer and Chairman, she also served as the President of Ogilvy & Mather Direct North America, Ogilvy & Mather New York, and Ogilvy & Mather North America. She is currently on the board of directors of Blackstone, Inc., and she previously served on the board of directors of General Electric Company between 2000 and 2018 and Merck between 2004 and 2020. Ms. Lazarus is a vice chair and trustee of the New York Presbyterian Hospital, a member of the board of overseers of Columbia Business School, as well as several other charitable and civic organizations. Ms. Lazarus is a graduate of Smith College and received her M.B.A. from Columbia University. Ms. Lazarus brings to the Board her strong background in reputation management and consumer insight.

### Career Highlights

**Ogilvy & Mather**, a global advertising and marketing communication company

- Chairman Emeritus (2012-present)
- Chairman (2008-2012)
- Chairman and Chief Executive Officer (1996-2008)

### Other Public Directorships

**Current**
- Blackstone, Inc. (2013-present)

**Former**
- General Electric Company (2000-2018)
- Merck & Co., Inc. (2004-2020)





**Cynthia M. Patton**
Independent
**Age:** 60
**Director Since:** 2021
**Committees:** Audit

### Experience

Ms. Patton has, since 2020, served as the General Counsel and Secretary at Verily Life Sciences, Alphabet Inc.'s subsidiary research organization devoted to the study of life sciences. Previously, between 2012 and 2020, she served as the Senior Vice President, Chief Compliance Officer at Amgen Inc., a global biopharmaceutical company. While at Amgen, she also served as the chair of the Amgen Foundation. Prior to Amgen, she served as the General Counsel of SCAN Health Plan, a California Health Maintenance Organization. Ms. Patton serves on the board of directors of the Martin Luther King, Jr. Community Hospital in Los Angeles, a private, nonprofit, safety-net hospital serving South Los Angeles, the Los Angeles Music Center, and the Ethics and Compliance Initiative. She also serves on the board of trustees of Vassar College, Wildwood School in Los Angeles and the NALP Foundation for Law Career Research and Education. Ms. Patton is a graduate of Vassar College and received her J.D. from George Washington University School of Law. Ms. Patton brings to the Board her experience in life sciences and knowledge of data analytics.

### Career Highlights

**Verily Life Sciences**, Alphabet Inc.'s subsidiary research organization devoted to the study of life sciences

· General Counsel and Secretary (2020-present)

**Amgen Inc.**, a global biotechnology company

· Senior Vice President, Chief Compliance Officer (2012-2020)

### Other Public Directorships

**Current**
· None

**Former**
· None



**Grace Puma**
Independent
**Age:** 59
**Director Since:** 2021
**Committees:** Talent

### Experience

Ms. Puma has, since 2017, served as the Executive Vice President, Chief Operations Officer at PepsiCo, Inc., a multinational food, snack and beverage corporation, and will retire on April 29, 2022. Previously, Ms. Puma served as the Senior Vice President, Chief Supply Officer at PepsiCo between 2015 and 2017 and as the Senior Vice President, Global Chief Procurement Officer between 2010 and 2015. Prior to PepsiCo, Ms. Puma served as the Senior Vice President, Global Chief Procurement Officer at United Airlines Holdings, Inc. between 2007 and 2010. Before then, Ms. Puma was in positions of increasing responsibility at Kraft Foods, Inc. between 1999 and 2007 and Motorola, Inc. between 1995 and 1999. Ms. Puma served as a director of Williams-Sonoma, Inc. between 2017 and 2020 and as a director of Marietta Corporation between 2010 and 2015. Ms. Puma is a graduate of Illinois Benedictine University. Ms. Puma brings to the Board her operational, global procurement and supply chain knowledge and experiences.

### Career Highlights

**PepsiCo, Inc.**, a multinational food, snack and beverage corporation

· Executive Vice President, Chief Operations Officer (2017-April 29, 2022)

· Senior Vice President, Chief Supply Officer (2015-2017)

· Senior Vice President, Global Chief Procurement Officer (2010-2015)

**United Airlines Holdings, Inc.**, a publicly-traded airline holding company

· Senior Vice President, Global Chief Procurement Officer (2007-2010)

### Other Public Directorships

**Current**
· None

**Former**
· Williams-Sonoma, Inc. (2017-2020)



## Continuing Class II Directors Whose Terms Will Expire in 2023



**Carrie S. Cox**
Independent
**Age:** 64
**Director Since:** 2021
**Committees:** Talent (Chair) and ESG

**Experience**

Ms. Cox serves as Chairman of Organon's Board. Ms. Cox served as the Chief Executive Officer of Humacyte, Inc., a then privately-held regenerative medical technology company, between 2010 and 2018; in addition, she served as Chairman of the company's board between 2013 and 2019, and she remained a member of its board until 2021, prior to its public offering. Ms. Cox served as Executive Vice President of Schering-Plough Corporation and President of Schering-Plough's global pharmaceutical business between 2003 and 2009, when Schering-Plough merged with Merck. Prior to joining Schering-Plough, Ms. Cox served as President of Pharmacia Corporation's global pharmaceutical business from 1997 until its merger with Pfizer Inc., in 2003. She also currently serves as Chairman of Selecta Biosciences, Inc., and as a director of Texas Instruments Incorporated and Cardinal Health Inc. She served on the board of directors of Celgene Corp. from 2009 until its acquisition by Bristol-Myers Squibb Co. in 2019, on the board of directors of electroCore, Inc. between 2018 and 2020, and as Chairman of the board of directors of Array BioPharma Inc., from 2018 until its acquisition by Pfizer Inc. in 2019. Ms. Cox is a graduate of the Massachusetts College of Pharmacy. Ms. Cox brings to the Board extensive executive experience from both large and small pharmaceutical and biopharma companies and deep public company governance expertise.

**Career Highlights**

**Humacyte, Inc.**, then a privately-held regenerative medical technology company

· Chief Executive Officer (2010-2018)

· Chairman (2013-2019)

**Schering-Plough**, a global pharmaceutical company

· Executive Vice President (2003-2009)

· President, global pharmaceutical business (2003-2009)

**Pharmacia Corporation**, a global pharmaceutical and biotechnological company

· President, global pharmaceutical business (1997-2003)

**Other Public Directorships**

**Current**
· Texas Instruments Inc. (2004-present)

· Cardinal Health Inc. (2009-present)

· Selecta Biosciences, Inc. (Chairman) (2019-present)

**Former**
· Array BioPharma Inc. (2018-2019)

· Celgene Corp. (2009-2019)

· electroCore, Inc. (2018-2020)



## Alan Ezekowitz, M.D.

Independent

**Age:** 68
**Director Since:** 2021
**Committees:** Audit

### Experience

Dr. Ezekowitz has been a Venture Partner at Third Rock Ventures, LLC, a healthcare venture firm, since 2019, and has served as Entrepreneur in Residence at Cardinal Partners, a venture capital firm, since 2011. He also serves as an advisor to Fidelity's Select Biotechnology Portfolio and as a consultant to H. Lundbeck A/S. Dr. Ezekowitz served as the President and Chief Executive Officer of Abide Therapeutics, Inc., a biopharmaceutical company that he co-founded, between 2011 and 2019, when Abide was acquired by H. Lundbeck A/S. Prior to co-founding Abide, he was a Senior Vice President at Merck Research Laboratories from 2006 to 2011 responsible for the Bone, Respiratory, Immunology, Inflammation, Endocrine and Dermatology franchises. Prior to joining Merck, Dr. Ezekowitz was the Chief of Pediatric Services at Partners Healthcare System, Inc. between 1999 and 2006 and at the Massachusetts General Hospital between 1995 and 2006. He served on the board of directors of Partners Healthcare System, Inc. between 2000 and 2006, and he was the Charles Wilder Professor of Pediatrics at the Harvard Medical School and Head of the Laboratory of Developmental Immunology between 1995 and 2006. He currently serves on the board of directors of Fulcrum Therapeutics, Inc. In 1998, the R. Alan Ezekowitz Professorship in Pediatrics at the Harvard Medical School was established. Dr. Ezekowitz received his medical training at the University of Cape Town in South Africa and received a Doctor of Philosophy degree from Oxford University. Dr. Ezekowitz brings to the Board scientific and leadership experience in the life sciences industry.

### Career Highlights

**Abide Therapeutics, Inc.**, a biopharmaceutical company

· President and Chief Executive Officer (2011-2019)

**Merck Research Laboratories**, Merck's research and development division

· Senior Vice President (2006-2011)

**Harvard Medical School**, a private medical university

· Charles Wilder Professor of Pediatrics (1995-2006)

· Head of the Laboratory of Developmental Immunology (1995-2006)

**Massachusetts General Hospital and Partners Healthcare System, Inc.**

· Chief of Pediatric Services (1995-2006)

### Other Public Directorships

**Current**
· Fulcrum Therapeutics, Inc. (2016-present)

**Former**
· None





**Helene Gayle, M.D.**
Independent
**Age:** 66
**Director Since:** 2021
**Committees:** ESG

**Experience**

Dr. Gayle has served as the President and Chief Executive Officer of the Chicago Community Trust since 2017, an over 100-year-old community foundation currently focused on closing the racial and ethnic wealth gap in the Chicago region. Dr. Gayle formerly served as the Chief Executive Officer of the McKinsey Social Initiative, a nonprofit organization that implements programs that bring together varied stakeholders to address complex global social challenges, between 2015 and 2017, as well as President and Chief Executive Officer of the Cooperative for Assistance and Relief Everywhere (CARE), an international humanitarian and global development organization, between 2006 and 2015. From 2001 to 2006, she was an executive in the Global Health program at the Bill & Melinda Gates Foundation. Dr. Gayle began her career in public health at the U.S. Centers for Disease Control in 1984 and held positions of increasing responsibility over her 20-year tenure there, ultimately becoming the director of the National Center for HIV, STD and TB Prevention and achieving the rank of Assistant Surgeon General and Rear Admiral in the United States Public Health Service. Dr. Gayle also serves on non-profit boards, including Chair of New America, the ONE Campaign, the Center for Strategic and International Studies and the Brookings Institution. She is a member of the Council on Foreign Relations, the National Academy of Medicine, The American Academy of Arts and Sciences and the American Public Health Association. She currently serves as a director of The Coca-Cola Company, GoHealth, Inc. and Palo Alto Networks Inc., and formerly served as a director of Colgate Palmolive Company. Dr. Gayle is a graduate of the Barnard College and received her M.D. from the University of Pennsylvania and a master's degree from The Johns Hopkins University. Dr. Gayle brings to the Board her immense knowledge of the healthcare industry, government and extensive board experience, as well as many years of leadership experience.

**Career Highlights**

**Chicago Community Trust**, an organization dedicated to addressing the region's racial and ethnic disparities

· President and Chief Executive Officer (2017-present)

**McKinsey Social Initiative**, a nonprofit organization that implements programs that bring together varied stakeholders to address complex global social challenges

· Chief Executive Officer (2015-2017)

**Cooperative for Assistance and Relief Everywhere (CARE)**, an international humanitarian and global development organization

· President and Chief Executive Officer (2006-2015)

**Other Public Directorships**

**Current**
· The Coca-Cola Company (2013-present)

· GoHealth, Inc. (2020-present)

· Palo Alto Networks Inc. (2021-present)

**Former**
· Colgate Palmolive Company (2010-2021)



**Deborah Leone**
Independent
**Age:** 57
**Director Since:** 2021
**Committees:** Audit

## Experience

Ms. Leone is a financial expert and retired partner of the Goldman Sachs Group, Inc., a multinational investment bank and financial services company, which she joined in 1989 and where she became partner in 2008. She also served as the Chief Operating Officer for its Investment Management Division ("IMD") between 2017 and 2019. Prior to that, she served as the Global Director of Internal Audit between 2011 and 2017 and as the Global Controller for IMD between 2008 and 2011. Ms. Leone currently serves as a director of Goldman Sachs Bank USA, the Goldman Sachs Philanthropy Fund, Ayco Charitable Foundation and the Board of Trustees of Syracuse University, where she serves on the Executive Committee and Audit Committee. She is a graduate of Syracuse University and received her M.B.A. from Syracuse University as well. Ms. Leone brings to the Board strategic thinking, regulatory experience, and deep financial and operational expertise.

## Career Highlights

**Goldman Sachs Group, Inc.**, a multinational investment bank and financial services company

- Director, Goldman Sachs Bank USA (2017-present)
- Partner (2008-2019)
- Chief Operating Officer, Investment Management Division (2017-2019)
- Global Director of Internal Audit (2011-2017)
- Global Controller for IMD (2008-2011)

## Other Public Directorships

### Current
- None

### Former
- None



## Continuing Class III Directors Whose Terms Will Expire in 2024



### Kevin Ali
Management
**Age:** 61
**Director Since:** 2021
**Committees:** None

**Experience**

Mr. Ali is the CEO of Organon, with the vision of creating a better and healthier every day for every woman around the world. Mr. Ali has more than three decades of healthcare and commercialization experience from Merck, where he held a number of leadership roles, including President of Merck's global enterprise portfolio strategy initiative from 2019 to 2021. This work led to the formation of Organon, with Mr. Ali being instrumental in this new company's design and the selection and placement of its senior leadership team. Prior to this, he was President of Merck's international business from 2017 to 2019, responsible for commercial markets outside the U.S., which accounted for 96% of the world's population and over half of Merck's pharmaceutical revenues. Under Mr. Ali's leadership, the business was a significant driver of Merck's growth. Previously, Mr. Ali served as President of the Emerging Markets region where he transformed the performance of many countries for sustained growth and strength. Earlier in his career at Merck, Mr. Ali was the Managing Director of Germany and Turkey and also led key therapeutic franchises. Mr. Ali received an M.B.A. from Santa Clara University and a bachelor's degree from the University of California, Berkeley. Mr. Ali brings to the Board significant pharmaceutical and commercial experience and extensive knowledge of the industry's customers as well as Organon's core portfolio areas and global operations.

**Career Highlights**

**Organon & Co.**

· CEO (2021-present)

**Merck & Co., Inc.,** a multinational pharmaceutical company

· President, Global Enterprise Portfolio Strategy (2019-2021)

· President, Merck Sharp & Dohme Corp. ("MSD") International (2017-2019)

· President, Emerging Markets (2010-2017)

· Senior Vice President and General Manager, Bone, Respiratory, Immunology and Dermatology franchise (2009-2011)

· Senior Vice President and Managing Director of MSD in Germany (2005-2010)

· Managing Director of MSD in Turkey (2003-2005)

**Other Public Directorships**

**Current**
· None

**Former**
· None



## Ma. Fatima de Vera Francisco
Independent
**Age:** 53
**Director Since:** 2021
**Committees:** Talent

### Experience

Ms. Francisco is the Chief Executive Officer of Procter & Gamble's Global Baby, Feminine Care and Family Care sector, serving consumers in nearly 120 countries. Ms. Francisco also serves as Executive Sponsor of Gender Equality. Ms. Francisco joined P&G in 1989 in the Philippines and held positions of increasing responsibility in Asia, North America, Europe and globally, including serving as President, Global Feminine Care between 2015 and 2018. She was later appointed as President, Global Baby Care and Baby & Feminine Care Sector in 2018 until she became Chief Executive Officer for that business in 2019, and for Family Care in September 2021. Ms. Francisco is a graduate of the University of the Philippines. Ms. Francisco brings to the Board her consumer marketing and international operational experience, especially in the specialized area of women's health.

### Career Highlights

**The Procter & Gamble Company**, a consumer goods corporation

- Chief Executive Officer, Global Baby, Feminine Care and Family Care Sector (2019-present) and Executive Sponsor of Gender Equality (2022-present)
- President, Global Baby Care and Baby & Feminine Care Sector (2018-2019)
- President, Global Feminine Care (2015-2018)

### Other Public Directorships

**Current**
- None

**Former**
- None



## Martha E. McGarry
Independent
**Age:** 70
**Director Since:** 2021
**Committees:** Talent

### Experience

Ms. McGarry is a partner at Mayer Brown LLP, an international law firm she joined in August 2021 as Co-Head of Mergers & Acquisitions. Previously, she was a partner at Skadden, Arps, Slate, Meagher & Flom LLP, also an international law firm, since 1985 after joining the firm in 1977. Her practice focuses on mergers and acquisitions, shareholder activism and corporate governance. She serves on the board of The Morgan Library & Museum. Ms. McGarry is a graduate of Middlebury College and received her J.D. from Fordham University. Ms. McGarry brings to the Board extensive experience in mergers and acquisitions and supporting growth companies in their business development efforts.

### Career Highlights

**Mayer Brown LLP**, an international law firm

- Partner and Co-Head of M&A (2021-present)

**Skadden, Arps, Slate, Meagher & Flom LLP**, an international law firm

- Partner (1985-2021)

### Other Public Directorships

**Current**
- None

**Former**
- None





**Philip Ozuah,
M.D., Ph.D.**
Independent
**Age:** 59
**Director Since:** 2021
**Committees:** ESG

**Experience**

Dr. Ozuah is the President and Chief Executive Officer of Montefiore Medicine, the umbrella organization for the Montefiore Health System and Albert Einstein College of Medicine, having previously served as the President from 2018 to 2019 and Executive Vice President and Chief Operating Officer from 2012 to 2018 of Montefiore Health System. Between 2005 and 2014, Dr. Ozuah was Chairman of the Department of Pediatrics and has been a Professor in the Departments of Pediatrics and Epidemiology and Population Health since 1992 at Albert Einstein College of Medicine. Dr. Ozuah received his M.D. from the University of Ibadan, Nigeria, his master's degree from the University of Southern California, and his Ph.D. from the University of Nebraska. He completed his Pediatric Internship and Residency at Albert Einstein College of Medicine and Montefiore, and his Post-Doctoral Fellowship in Medical Education at the University of Southern California School of Medicine. Dr. Ozuah is on the board of Montefiore Hospital, as well as the NYC Police Foundation and Federal Law Enforcement Foundation. Dr. Ozuah brings to the Board his leadership, medical and healthcare experience and health system delivery expertise.

**Career Highlights**

**Montefiore Medicine**, the umbrella organization for the Montefiore Health System and Albert Einstein College of Medicine

- President and Chief Executive Officer (2019-present)
- President, Montefiore Health System (2018-2019)
- Executive Vice President and Chief Operating Officer, Montefiore Health System (2012-2018)

**Albert Einstein College of Medicine**, a private medical university

- Professor, Departments of Pediatrics and Epidemiology and Population Health (1992-present)
- Chairman of the Department of Pediatrics (2005-2014)

**Other Public Directorships**

**Current**
- None

**Former**
- None



## Shalini Sharp
Independent
**Age:** 47
**Director Since:** 2021
**Committees:** Audit
(Chair)

*In appointing Ms. Sharp to the Audit Committee, it was determined that her service on the audit committees of four other public companies would not impair her ability to effectively serve on Organon's Audit Committee.*

### Experience
Ms. Sharp served as the Executive Vice President and Chief Financial Officer of Ultragenyx Pharmaceutical Inc., a biopharmaceutical company focused on the development and commercialization of therapies for rare genetic diseases, between 2012 and 2020. Prior to joining Ultragenyx, between 2006 and 2012, Ms. Sharp served as the Chief Financial Officer of Agenus Inc., a biotechnology company focused on cancer immunotherapies, where between 2003 and 2006 she served in various finance, corporate development and corporate strategy roles. Ms. Sharp currently serves as a director of Sutro Biopharma, Inc., Precision Biosciences, Inc., Neurocrine Biosciences, Inc., and Mirati Therapeutics Inc. She also serves as a director of TB Alliance, a not-for-profit organization dedicated to the discovery, development and delivery of better, faster-acting and affordable tuberculosis drugs. She previously served as a director of then-Panacea Acquisition Corporation between 2020 and February 2021, Array BioPharma Inc. between 2017 and 2019 and Agenus Inc. between 2012 and 2018. Ms. Sharp previously served in strategic planning and as chief of staff to the chairman of the board of directors of Elan Pharmaceuticals during the company's restructuring, and as a management consultant at McKinsey & Company and an investment banker at Goldman Sachs, specializing in healthcare at both companies. Ms. Sharp received her M.B.A. and undergraduate degrees from Harvard University. Ms. Sharp brings to the Board her experience in both managing and leading firms in the biopharmaceutical industry and deep financial expertise.

### Career Highlights

**Ultragenyx Pharmaceutical Inc.**, a biopharmaceutical company focused on therapies for rare genetic diseases

· Executive Vice President and Chief Financial Officer (2012-2020)

**Agenus Inc.**, a biotechnology company focused on cancer immunotherapies

· Chief Financial Officer (2006-2012)

### Other Public Directorships
**Current**
· Sutro Biopharma, Inc. (2018-present)

· Precision Biosciences, Inc. (2018-present)*

· Neurocrine Biosciences, Inc. (2020-present)

· Mirati Therapeutics Inc. (2021-present)

**Former**
· Array BioPharma Inc. (2017-2019)

· Agenus Inc. (2012-2018)

· Panacea Acquisition Corporation (2020-2021)

---

\*    Ms. Sharp is not standing for re-election at Precision Biosciences, Inc.'s 2022 annual meeting.

# Director Compensation



Our director compensation program was established at the time of the spinoff. We use a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on the Board. The Board makes all director compensation determinations after considering the recommendations of the Talent Committee. In establishing our current director compensation program, our Board utilized the same preliminary compensation peer group that was established for purposes of setting compensation levels for our executives and is described in more detail in the Compensation Discussion and Analysis below. The current director compensation program is set forth below.

- Annual Cash Retainer: $120,000
- Chairman of the Board Annual Cash Retainer: $250,000
- Audit Committee Chair Cash Retainer: $25,000
- Talent Committee Chair Cash Retainer: $20,000*
- ESG Committee Chair Cash Retainer: $15,000
- Non-Chair Member of Audit Committee Annual Retainer: $10,000
- Annual Equity Retainer: $200,000, delivered in the form of fully vested deferred stock units under the Organon Non-Employee Director Savings Plan (the "Directors' Deferral Plan")

\* Ms. Cox does not receive a retainer for her services as Talent Committee Chair due to her status as Chairman of the Board.

Annual equity retainers for 2021 were pro-rated based on the spinoff date. In addition to the annual equity retainer grants, the Board approved one-time deferred stock unit grants for each non-employee director in the amount of $535,500 for Ms. Cox and $200,000 for each other non-employee director (the "Director Founders' Grants"), which vest in full on the earlier of the one-year anniversary of the spinoff or Organon's first annual shareholder meeting after the spinoff.

## Directors' Deferral Plan

*Mandatory Annual Equity Retainer Deferral*

Under the Directors' Deferral Plan, upon election (or re-election) at the annual meeting of shareholders, each director will receive a credit valued at $200,000 in the form of deferred stock units denominated in Organon common stock to the director's account under the Directors' Deferral Plan. Directors who join the Board after that date are credited with a pro-rata portion. Any dividends paid on shares of Organon common stock are credited in the form of additional deferred stock units. No earlier than six months following his or her termination of service as a director, a director may elect to have his or her account credited with earnings, gains, and losses based on the mutual funds available for investment under the Organon U.S. Savings Plan rather than on Organon common stock.

Directors may specify the timing of the payment of their accounts under the Directors' Deferral Plan by choosing either a specified payment date or electing payment upon separation from service (or a date up to 15 years following separation from service), and in either case may elect to receive their accounts in a lump sum or in annual installments over a period of up to 15 years. With respect to each year's contributions and imputed earnings, the participant may make a separate distribution election. All distributions from the directors' deferred accounts are payable in cash.

## Cox Consulting Agreement

In January 2020, Merck entered into a consulting agreement with Ms. Cox in anticipation of her serving as Chairman of the Board when Organon separated from Merck. Under the consulting agreement, Ms. Cox was entitled to a monthly fee of $9,500 in exchange for her performance of certain consulting services to Merck and Organon relating to the spinoff. Payments under this consulting agreement ceased following the spinoff.

## Director Stock Ownership Guidelines

In order to align the interests of directors with the long-term interests of Organon's shareholders, the Board has adopted stock ownership guidelines. On joining the Board, each director must own at least one share of stock, with a target common stock ownership level equal to five times the annual cash retainer to be achieved by each director within five years of joining the Board or as soon thereafter as practicable. Deferred stock units held under the Directors' Deferral Plan (as defined below) will be included in the target goal. Upon the request of a director, the ESG Committee will consider if modification of the target ownership level is appropriate in view of a director's personal circumstances.

## 2021 Director Compensation Table

The table below summarizes the annual compensation for our non-employee directors for the fiscal year ended December 31, 2021. Mr. Ali did not receive any additional compensation for his service as a director in 2021.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | All Other Compensation ($)[2] | Total ($) |
|---|---|---|---|---|
| Carrie S. Cox | 214,904 | 651,664 | 47,500 | 914,068 |
| Robert Essner | 78,411 | 316,164 | — | 394,575 |
| Alan Ezekowitz, M.D. | 75,507 | 316,164 | — | 391,671 |
| Ma. Fatima de Vera Francisco | 69,699 | 316,164 | — | 385,863 |
| Helen Gayle, M.D. | 69,699 | 316,164 | — | 385,863 |
| Shelly Lazarus | 69,699 | 316,164 | — | 385,863 |
| Deborah Leone | 75,507 | 316,164 | — | 391,671 |
| Martha E. McGarry | 69,699 | 316,164 | — | 385,863 |
| Philip Ozuah, M.D., Ph.D. | 69,699 | 316,164 | — | 385,863 |
| Cynthia M. Patton | 75,507 | 316,164 | — | 391,671 |
| Grace Puma | 69,699 | 316,164 | — | 385,863 |
| Shalini Sharp | 91,767 | 326,575 | — | 418,342 |

(1) The amounts reported represent the grant date fair value of deferred stock units granted in 2021, calculated based on the closing stock price on the date of grant in accordance with ASC 718. The grant date fair value of the Director Founders' Grants was $535,500 for Ms. Cox and $200,000 for each other non-employee director and the grant date fair value of the annual equity retainers was $126,575 for Ms. Sharp and $116,164 for each other non-employee director. As of December 31, 2021, Ms. Cox and each of our other non-employee directors held 14,856 and 5,549 unvested deferred stock units, respectively.

(2) The amount reported for Ms. Cox represents monthly fees of $9,500 in exchange for her performance of certain consulting services to Merck prior to the spinoff relating to the spinoff.



# Proposal 2 Approve, on a Non-Binding Advisory Basis, the Compensation of Organon's Named Executive Officers



We are pleased to provide our shareholders the opportunity to vote on a non-binding, advisory resolution to approve the compensation of our NEOs, as disclosed in this proxy statement, including the CD&A, compensation tables and the narrative discussion accompanying the tables, beginning on page 46. This vote is commonly referred to as a "say-on-pay" vote. As described in the CD&A, our initial compensation programs largely replicated the compensation programs put in place by Merck and 2021 compensation decisions reflect Merck's compensation philosophy and approach to setting compensation. As a newly independent company, we expect our executive compensation philosophy, program and approach to setting compensation to evolve as our business matures and to align with our long-term strategy and the unique characteristics of our company as compared to Merck.

We are asking shareholders to indicate their support for the NEO compensation as described in this proxy statement, in accordance with Rule 14A of the Securities Exchange Act of 1934. Accordingly, the following resolution will be submitted for approval by shareholders at the Annual Meeting:

> "Resolved, that the compensation paid to Organon's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion described on pages 46 to 68 of this proxy statement, is hereby APPROVED on an advisory basis."

The shareholder vote on this resolution will not be binding on management, the Talent Committee or the Board and will not be construed as overruling any decision by management, the Talent Committee or the Board. However, the Board and the Talent Committee value the opinions of our shareholders as expressed through their votes and other communications. We will give careful consideration to the outcome of the say-on-pay vote and to the opinions of our shareholders when making compensation decisions.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RESOLUTION TO APPROVE, ON A NON-BINDING ADVISORY BASIS, THE COMPENSATION OF ORGANON'S NAMED EXECUTIVE OFFICERS.**

# Proposal 3 Approve, on a Non-Binding Advisory Basis, the Frequency of Future Votes to Approve the Compensation of Organon's Named Executive Officers

We are pleased to provide our shareholders the opportunity to cast a non-binding, advisory vote on the frequency of future "say-on-pay" votes, in accordance with Rule 14A of the Securities Exchange Act of 1934. Shareholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years, or abstain. Shareholders are not voting to approve or disapprove the Board's recommendation.

After careful consideration, the Board believes that it is appropriate and in the best interest of our shareholders to hold the say-on-pay vote on an annual basis. The Board strongly believes in continuous, proactive engagement with shareholders. Annual votes will facilitate this important goal by allowing management, the Board, and our shareholders to engage in a timely, open and meaningful dialogue and to receive input regarding the compensation of our NEOs, our corporate governance practices as well as our executive compensation philosophy, policies, and practices.

The shareholder vote on this resolution will not be binding on management or the Board and will not be construed as overruling any decision by management or the Board. Notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to our executive compensation program.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO CONDUCT FUTURE ADVISORY VOTES ON THE COMPENSATION OF ORGANON'S NAMED EXECUTIVE OFFICERS ANNUALLY BY SELECTING ONE YEAR.**

# Our Executive Officers



Below we provide biographical information for each of Organon's executive officers, other than Mr. Ali, whose biographical information is presented above under Continuing Class III Directors Whose Terms Will Expire in 2024.



**Aaron Falcione**
Executive Vice President and Chief Human Resources Officer

Mr. Falcione, age 51, is Organon's Executive Vice President and Chief Human Resources Officer, focused on building a "culture-first" company that attracts the best talent, fosters an environment where all employees have a sense of belonging and can wholeheartedly embrace Organon's values. With diversity, equity and inclusion at the core, Mr. Falcione leads a team of Human Resources professionals around the world who are responsible for all aspects of the Organon employee experience, including performance and change management, succession planning, learning and development, and compensation and benefits. Most recently, from 2018 until he joined Organon, Mr. Falcione served as Vice President, Human Resources at Merck with global responsibility for the commercial organization. He previously led Human Resources for the company's emerging markets from 2014 to 2017 and then all markets outside the United States from 2017 to 2018. Prior to Merck, Mr. Falcione worked as Vice President of Human Resources for Siemens AG and served in roles of increasing responsibility within PricewaterhouseCoopers' mergers and acquisitions services practice. Mr. Falcione received a master's degree in industrial psychology from Kent State University and a bachelor's degree from University of Maryland.



**Susanne Fiedler**
Executive Vice President and Chief Commercial Officer

Ms. Fiedler, age 54, is Organon's Executive Vice President and Chief Commercial Officer, responsible for the company's business strategy, which aims to drive growth for the company and deliver impact for people and healthcare systems around the world. In this role, Ms. Fiedler is working to ensure Organon is a company that listens and learns from women and other customers and engages with stakeholders through an efficient and differentiated operating model. In Organon's first nine months, Ms. Fiedler successfully delivered revenue and profitability expectations while rapidly executing on Organon's leadership vision in women's health, including four transactions in areas of high unmet need. Ms. Fiedler joined Organon from Merck, where she worked for more than two decades in marketing and sales roles with increasing responsibility. Most recently, from 2019, she was the President of Europe and Canada for the Commercial Organization, where she drove double-digit growth. Before that, she served as Managing Director of Australia and New Zealand from 2012 and then Germany from 2016, reshaping and advancing the business in those countries. Ms. Fiedler holds a Ph.D. in business administration and marketing from the University of Passau in Germany.



**Sandra Milligan, M.D.**
Executive Vice President and
Head of Research &
Development

Dr. Milligan, age 58, is Organon's Executive Vice President and Head of Research and Development, leading the advancement of a differentiated portfolio of medicines and solutions to help women and all patients live a better and healthier every day. In her role, Dr. Milligan oversees the organization's scientific, medical and regulatory capabilities in support of its diverse portfolio and long-term vision. Before joining Organon, from 2015, Dr. Milligan served as Merck's Senior Vice President and Head of Global Regulatory Affairs and Clinical Safety. Previously, she served as Vice President of Product Development Regulatory for Genentech, and from 2002 to 2012, she was at Amgen Inc. in positions of increasing responsibility across legal and regulatory affairs functions. Dr. Milligan served in the U.S. Army Medical Corps from 1987 to 1994. Dr. Milligan has been on the board of directors of Gossamer Bio, Inc., a clinical stage biopharmaceutical company, since 2021, and was on the board of directors of the Drug Information Association (DIA) from 2011 to 2017, including serving as Chair, and is now a DIA fellow. With a deep commitment to fostering diverse leadership, Dr. Milligan has served as co-sponsor of the Merck Women's Leadership Program. Dr. Milligan received a medical degree from George Washington University School of Medicine, a J.D. from the Georgetown University Law Center and bachelor of science degree in biology and a bachelor of arts degree in psychology from the University of California, Irvine.



**Joseph Morrissey**
Executive Vice President and
Head of Manufacturing
& Supply

Mr. Morrissey, age 57, is Organon's Executive Vice President and Head of Manufacturing and Supply, responsible for Organon's global manufacturing and supply chain capabilities leading the company to deliver the medicines and solutions that make it a healthier every day around the world. In his role, Mr. Morrissey ensures cross-functional coordination to drive uninterrupted, compliant and timely supply of Organon's diverse portfolio, with products that reach people in more than 140 markets around the world. Mr. Morrissey comes to Organon from Merck, where he spent more than 30 years of his career. Most recently, from 2017 until the spinoff, Mr. Morrissey served as Senior Vice President of Merck's Animal Health Global Manufacturing and Supply, and from 2014 to 2016 as Senior Vice President and leader of Global Human Health Pharmaceutical Manufacturing. Mr. Morrissey received an M.B.A. from Villanova University and a bachelor's degree in engineering from Lafayette College.

ORGANON





**Vittorio Nisita**

Executive Vice President and Head of Global Business Services

Mr. Nisita, age 54, is Organon's Executive Vice President and Head of Global Business Services, which focuses on driving an operating model for the company that continually enhances agility, efficiency, quality and innovation. Mr. Nisita leads a team that provides integrated governance and business practices for all shared services, both transactional and knowledge intensive, to create a learning organization and best-in-class experiences for employees and customers. Most recently, from 2017, Mr. Nisita was the Vice President of Commercial Operations for Merck's international business. In this role, he provided support to country teams across several capability areas, including strategy development, digital transformation, and sales and marketing operations and excellence. His nearly two-decade career at Merck includes leadership roles in emerging markets, corporate strategy and global operational excellence. Prior to joining Merck, Mr. Nisita worked for McKinsey & Co., supporting clients in the telecommunications and banking industries, and also led engineering and manufacturing operations at Kimberly Clark Corporation and Georgia-Pacific. Mr. Nisita received an M.B.A. from the Kellogg School of Management at Northwestern University and a bachelor's degree in mechanical engineering from the University of Minnesota.



**Geralyn Ritter**

Executive Vice President and Head of External Affairs and ESG

Ms. Ritter, age 53, is Organon's Executive Vice President and Head of External Affairs and ESG, leading the global communications, public policy and government affairs, and ESG sustainability functions of the company. She is focused on advancing Organon's vision by developing the company's strategy in each of these areas, leading its implementation, and engaging with the company's many stakeholders. Ms. Ritter joined Organon from Merck, where, from 2012 to 2020, she served as Senior Vice President, Corporate Secretary and Assistant General Counsel advising Merck's board of directors and executive team and leading shareholder engagement on corporate governance matters. During this time, Ms. Ritter was also Head of Global Public Policy and Corporate Responsibility from 2012 to 2014, the Merck department she joined in 2008, and until 2014, was also responsible for public policy, government affairs, ESG reporting and corporate philanthropy. Ms. Ritter also served as President of the Merck Foundation from 2009 to 2015. Previously, Ms. Ritter was Senior Vice President at Pharmaceutical Research and Manufacturers of America (PhRMA) and worked at the Office of the U.S. Trade Representative and the law firm of Covington & Burling LLP. A survivor of traumatic injury, Ms. Ritter is a passionate advocate, author and frequent speaker on the topics of resilience, wellness and trauma recovery. She co-chairs the Patient and Family Advisory Council at Penn Presbyterian Medical Center and is a board member of the Sanford School of Public Policy at Duke University, Business for Social Responsibility, and Power to Decide. Ms. Ritter received a master's degree in international economics and European politics from the School of Advanced International Studies (SAIS) at John Hopkins University, a J.D. from Stanford University School of Law, and an undergraduate degree from Duke University.



**Rachel Stahler**
Executive Vice President and
Chief Information Officer

Ms. Stahler, age 46, is Organon's Executive Vice President and Chief Information Officer, leading business technology for the company to help Organon realize a better and healthier every day for every woman. In her role, Ms. Stahler is driving digital capabilities across all aspects of Organon's strategy to build value for the company's offerings and customers. Ms. Stahler joins Organon with two decades of global technology experience in the healthcare industry and a passion for bringing new medicines and solutions to patients in need. Most recently, from 2019 to 2020, Ms. Stahler served as CIO at Allergan plc, a global pharmaceutical company. Previously, Ms. Stahler held CIO positions at Syneos Health (from 2017 to 2019), inVentiv Health (from 2014 to 2017) and Optimer Pharmaceuticals (from 2011 to 2014). Earlier in her career, she held senior technology roles at Pfizer. Ms. Stahler serves on the board of directors for NeoGenomics, Inc., a cancer diagnostics and pharma services company. She received an M.B.A. from Columbia University and an undergraduate degree from the University of Pennsylvania.



**Deborah H. Telman**
Executive Vice President,
General Counsel and
Corporate Secretary

Ms. Telman, age 57, is Organon's Executive Vice President, General Counsel and Corporate Secretary, serving as the senior legal adviser and is responsible for the company's worldwide legal affairs, compliance and global environmental, health and safety functions. She is focused on ensuring Organon maintains the highest ethical standards, which will help drive Organon's achievement of its vision as a leading women's healthcare company. Over the course of Ms. Telman's career, she has held senior roles at several Fortune 500 companies. At Sorrento Therapeutics, a biopharmaceutical company, Ms. Telman served as Senior Vice President, General Counsel and Corporate Secretary from 2018 to 2020. Previously, from 2015 to 2018, Ms. Telman served as Vice President and General Counsel at Johnson Controls Building Solutions, North America, a multinational building technology and solutions company. Earlier in her career, she served in senior legal roles at companies such as Abbott Laboratories, where as Divisional Vice President she led the successful spin and separation of AbbVie, and The Boeing Company. Ms. Telman serves on the board of Atricure, Inc., a leading provider of innovative technologies for the treatment of Atrial Fibrillation (Afib) and related conditions. Ms. Telman received a J.D. from Boston University School of Law and a bachelor's degree in mathematics from the University of Pennsylvania.





**Matthew Walsh**
Executive Vice President and
Chief Financial Officer

Mr. Walsh, age 55, is Organon's Executive Vice President and Chief Financial Officer, responsible for the development and execution of Organon's financial strategy. He is focused on driving profitability and shareholder value and ensuring the highest standard of financial integrity for Organon so it can reach its vision of becoming a leading women's health company. Over his career, Mr. Walsh has served in several public companies as the CFO and in related roles. Before joining Organon, Mr. Walsh was the Executive Vice President and CFO at Allergan plc, a global pharmaceutical company, from 2018 to 2020, and Catalent, Inc., a global provider of delivery technologies, development, and manufacturing solutions for drugs, biologics, cell and gene therapies, and consumer health products from 2008 to 2018, as Senior Vice President from 2008 to 2012 and Executive Vice President from 2012 to 2018. Previously, he held finance and leadership positions at Escala Group and GenTek. Mr. Walsh has also served in corporate development and other roles in the chemical and banking industries. Mr. Walsh is a CFA® Charterholder. Since 2020, he has served on the board of directors and as Chair of the Audit Committee of Certara, Inc., a provider of software and consulting services to the life sciences industry, and previously was a board member of Multicolor Corporation, a label solutions provider. Mr. Walsh received an M.B.A. and bachelor's degree in chemical engineering from Cornell University.

# Compensation Discussion and Analysis

## Table of Contents

## Introduction

The CD&A section of this proxy statement explains the type and amount of compensation provided to Organon's NEOs in 2021 both prior to and following our spinoff, as well as the principles and processes that the Talent Committee has established and follows in determining NEO compensation.

## Executive Summary

On June 2, 2021, Organon became an independent, publicly traded company as a result of the spinoff from our former parent company, Merck (see Proxy Statement Summary on page 1 for further details about the spinoff).

As part of the preparation for the spinoff, compensation decisions were determined by Merck's Chief Executive Officer after consulting with the Compensation and Benefits Committee of the Merck Board of Directors ("Merck C&B Committee"). Because we operated as part of Merck until the spinoff, our initial compensation and benefits programs largely replicated programs put in place by Merck and pre-spin 2021 compensation decisions reflect Merck's compensation philosophy and approach to setting compensation.

For 2021, our compensation program consisted primarily of base salary, Annual Incentive Plan ("AIP") payouts and equity awards. Because of the midyear timing of the spinoff, our 2021 annual equity awards were determined and issued by Merck and subsequently converted to outstanding Organon equity awards as further described on page 54. Our AIP payouts reflect a blended approach for the pre- and post-spin performance periods, as further illustrated below.

As a newly independent company, we expect our executive compensation philosophy, program and approach to setting compensation to evolve as our business matures and to align with our long-term strategy and the unique characteristics of our company as compared to Merck. While this CD&A describes the 2021 program, we have also previewed changes made to our program for 2022, which will be our first compensation cycle as a standalone public company.

## 2021 Performance

2021 was a historic year for Organon, as we successfully completed our spinoff from Merck to become an independent company. We took significant steps to advance our vision to become a leader in women's health through meaningful business development that addresses areas of significant unmet need for women and society. Our 2021 performance highlights include the following:

### Our 2021 Performance Highlights

| REVENUE | GROSS MARGIN | INCOME |
|---|---|---|
| $6.3B | 62.2% | $1.5B From continuing operations before tax |





For our AIP, the blended Company Scorecard Performance for 2021 payouts was as follows:

## 2021 Company Scorecard

| 2021 AIP Payout for Blended Pre- and Post-Spin Periods | | | | | | Blended | Weighted Average |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Pre-Spin Period (~42% of year) | Post-Spin Period (~58% of year) | | | | | | |
| Score (%) | Metric | Target ($B) | Actual ($B) | Weighting (%) | Score (%) | Score (%) | Score (%) |
| 100 | Constant Currency Revenue | 3.81 | 3.76 | 40 | 90.10 | 94.20 | 37.70 |
| 100 | Adjusted EBITDA | 1.38 | 1.44 | 40 | 133.30 | 119.40 | 47.80 |
| 100 | Organizational Health Priorities | | | 20 | 100.00 | 100.00 | 20.00 |
| **Overall Payout** | | | | | | | **105 *** |

\* Results shown reflect the blended pre-spin and post-spin Company Scorecard results for 2021 and are rounded to the nearest whole percentage. For additional details on our 2021 AIP, including the definitions of Constant Currency Revenue and Adjusted EBITDA, see pages 52-54.

## Our Named Executive Officers

For 2021, our NEOs were:

| Name | Title |
| --- | --- |
| Kevin Ali | Chief Executive Officer |
| Matthew Walsh | Executive Vice President and Chief Financial Officer |
| Susanne Fiedler | Executive Vice President and Chief Commercial Officer |
| Sandra Milligan, M.D. | Executive Vice President and Head of Research & Development |
| Deborah H. Telman | Executive Vice President and General Counsel and Corporate Secretary |

## Pre-Spinoff 2021 Compensation Decisions Established by Merck

2021 compensation levels for our NEOs, including our CEO, were made by Merck's Chief Executive Officer after consulting with the Merck C&B Committee based on Merck's compensation philosophy to provide competitive compensation with an appropriate mix of fixed to variable compensation.

To support the Merck Chief Executive Officer and C&B Committee in making these decisions, their independent compensation consultant (FW Cook) provided benchmarking and market insight reports to establish a preliminary compensation peer group for the purposes of setting compensation levels for our executives. That peer group consisted of the following 19 companies:

### Pre-Spinoff Peer Group

| | | |
|---|---|---|
| Agilent Technologies | Boston Scientific | Regeneron Pharmaceuticals |
| Alexion Pharmaceuticals | Catalent | Teva Pharmaceutical |
| Allergan | Elanco Animal Health | Vertex Pharmaceuticals |
| Bausch | Endo International | Zimmer Biomet |
| Baxter | Mylan | Zoetis |
| Becton, Dickinson and Company | PerkinElmer | |
| Biogen | Perrigo Company | |

## Post-Spinoff

As a newly independent company, Organon expects its executive compensation philosophy and program to continue to evolve as our business matures. Since the spinoff, our Talent Committee and, in some cases, our Board have evaluated and established our compensation policies and practices and made decisions with respect to 2022 compensation for our CEO and other executive officers.

Our Talent Committee has approved a new compensation philosophy to reflect where Organon is in our life cycle: a new company with a complex geographic footprint and well-established processes and practices inherited from Merck. Our Talent Committee also approved the following guiding principles to be utilized in connection with our compensation philosophy:

- Strong pay for performance connection with 50% or more of total compensation opportunity delivered through variable, at-risk incentives;
- Incentive plan design to hold management accountable for driving profitable growth in alignment with our business strategy and to connect management to our broader employee base so that Organon is one enterprise working toward common goals;
- Equity incentives will represent a significant portion of the incentive opportunity;
- Equity mix will balance risk with the potential for capital accumulation through a combination of stock options and time and performance-based restricted stock units; and
- Target pay opportunity will generally be positioned between the 25th and 75th percentile of the peer group with actual positioning varying based on experience, executive scope and internal pay equity.

Since the spinoff, the Talent Committee has:

- Reviewed and approved the Talent Committee charter to ensure program and policy oversight and decision-making authority is held at what the committee considers to be the appropriate levels of the Board, Talent Committee and management;
- Granted founders' equity grants ("Founders' Grants") to executive officers delivered entirely as performance-based compensation in the form of performance stock units ("PSUs") and stock options, each weighted 50%, with the PSUs vesting based on Organon's relative total shareholder return over a three-year performance period and the stock options only having value if Organon's stock price appreciates from the date of grant;
- Granted Founders' Grants to directors delivered entirely in the form of deferred stock units which vest in full on the earlier of the one-year anniversary of the spinoff or Organon's first annual shareholder meeting after the spinoff;



- Adopted a methodology to establish separate peer groups for the purposes of measuring relative company performance and benchmarking compensation levels (see *Peer Group Framework and Methodology* beginning on page 49 for more details);

- Adopted the Compensation Recoupment Policy, which may require an executive officer to return compensation paid or Organon to cancel compensation in the event of a financial statement restatement or certain misconduct;

- Established the annual cash incentive plan, including performance targets for the NEOs and all other eligible employees;

- Adopted Executive and Director Stock Ownership Policies and Guidelines to promote ownership in alignment with the interests of shareholders (see Executive Stock Ownership Guidelines on page 58 and Director Stock Ownership Guidelines on page 38 for more details);

- Adopted the Directors' Deferral Plan;

- Adopted Executive Severance and Change in Control Plans; and

- Reviewed the compensation levels of our executive officers in comparison to the newly established compensation peer group and approved adjustments to be effective in 2022. *See* 2022 Compensation Decisions on page 57 for more details.

### *How Post-Spinoff Compensation Decisions Are Made*

The Talent Committee retains the services of an independent compensation consultant to serve as an objective third-party advisor on the reasonableness of compensation levels and on the appropriateness of the compensation program structure in supporting our business strategy and human resource objectives. After the spinoff, the Talent Committee retained Korn Ferry as its compensation consultant.

In setting the compensation of our executive officers, including our CEO, the Talent Committee takes into account the compensation benchmarking and reasonableness assessment provided by Korn Ferry. The CEO provides an assessment of performance for each executive officer other than himself and provides the Talent Committee with compensation recommendations considering the insights provided by Korn Ferry. With respect to CEO compensation, the Talent Committee evaluates the performance of the CEO and, based on the insights provided by Korn Ferry, makes a recommendation to the Board for their approval. For additional details on the role of the Talent Committee in determining executive compensation, please refer to the Corporate Governance section of this proxy statement.

### *Role of Independent Compensation Consultant*

With respect to post-spinoff compensation decisions, Korn Ferry provided services related to the review of the Post-Spinoff Peer Group (defined and described below), the Founders' Grants, the design of the 2022 compensation program, support regarding the evaluation of the impact of COVID-19 on our compensation programs, market trends and regulatory developments with respect to executive compensation, and assistance with this CD&A. Korn Ferry is retained by and reports to the Talent Committee and, at the request of the Talent Committee, participates in committee meetings. In addition to the services provided to the Talent Committee, Korn Ferry provided consultative services to Organon in support of their performance and talent management strategies in 2021. Director compensation was established by the Talent Committee based on peer benchmarking and market information provided by FW Cook, the independent consultant to Merck's C&B Committee. The Talent Committee reviewed the independence of Korn Ferry under NYSE and SEC rules and concluded that Korn Ferry is independent and the work of Korn Ferry has not raised any conflict of interest.

### *Peer Group Framework and Methodology*

The Talent Committee utilizes two peer groups: a compensation peer group, which is used in evaluating target compensation decisions, and a performance peer group, which is used to measure Organon's relative performance for purposes of the PSU portion of the Founders' Grants.

## Compensation Peer Group

In September 2021, the Talent Committee approved a peer group framework and methodology based on a set of principles and criteria. They established a compensation benchmarking peer group, which is composed of a robust set of healthcare companies with comparable business characteristics, models and size for the purposes of reviewing post-spinoff compensation (the "Post-Spinoff Peer Group"). In selecting companies for the Post-Spinoff Peer Group, the Talent Committee considered companies that met one or more of the following peer group selection criteria established by the Talent Committee, based on the recommendations of Korn Ferry:

- Domestic, publicly traded company;

- Similar size in terms of revenue and similar cost characteristics (revenues 0.5x to 3.0x revenue, low R&D expense, and stable profit margins);

- Member of the healthcare industry, with a focus on: Pharmaceuticals; Biotechnology and Life Science; Healthcare Technology; Healthcare Services; and Healthcare Equipment and Supplies; and

- Similar business characteristics: Women's Health Oriented/Gynecology; Portfolio of Services; Biosimilars/Biologics; Purpose Driven; and Innovative Growth Mindset.

Based on the above selection criteria and considering the recommendations of Korn Ferry, the Talent Committee approved the following peer companies:

### Post-Spinoff Peer Group

| | | |
|---|---|---|
| Agilent Technologies | Catalent | PerkinElmer |
| Avantor | Danaher | Perrigo Company |
| Bausch Health Companies | Edwards Lifesciences | Regeneron Pharmaceuticals |
| Baxter | Elanco Animal Health | Vertex Pharmaceuticals |
| Becton, Dickinson and Company | Hologic | Viatris |
| Biogen | Intuitive Surgical | Zoetis |
| Boston Scientific | IQVIA Holdings | |

The Talent Committee believes that compensation decisions are complex and require a deliberate review of Organon performance and peer compensation levels. Other factors that may influence the amount of compensation awarded may include market competition for a particular position, an individual's possession of a unique skill or knowledge set, proven leadership capabilities, or experience. The Talent Committee also reviewed survey data drawn from a custom cut of the companies in the Post-Spinoff Peer Group.

## Performance Peer Group

The Talent Committee utilizes a second peer group to measure relative Organon performance for purposes of the relative total shareholder return ("TSR") performance metric applicable to the PSU portion of the Founders' Grants. This peer group is linked to the NYSE Arca Pharmaceutical Index. The Talent Committee chose this index because it believed that it included companies most similar to Organon from a business content perspective, regardless of size. The Talent Committee believes that the establishment of separate peer groups for the purposes of benchmarking pay levels and practices and relative performance is appropriate to support our ability to benchmark our pay levels and practices against a set of peer companies with whom we expect to directly compete for talent while also establishing a relative performance peer group based on a broader set of industry peers that will better represent the evolution of our business over time.

ORGANON



## Executive Compensation Practices

The Talent Committee reviews our executive compensation program to evaluate whether it supports our executive compensation philosophies and objectives and is aligned with shareholder interests. As noted above, as a newly independent company, we expect our executive compensation program to evolve in support of our on-going business strategy. The Talent Committee will review and consider modifications to our executive compensation program to reflect our business strategy, performance and evolving corporate governance practices.

Our executive compensation practices include the following, each of which the Talent Committee believes reinforces our executive compensation objectives:

## Our Executive Compensation Practices



### What we do

✓ Significant percentage of target annual compensation to be delivered in the form of variable compensation tied to performance

✓ Long-term incentives aligned with the creation of shareholder value

✓ ESG progress metrics are embedded into the Company Scorecard, which determines the funding for Organon's AIP

✓ Target total compensation at the competitive market median

✓ Market comparison of executive compensation against a relevant peer group

✓ Use of an independent compensation consultant reporting directly to the Talent Committee

✓ Double-trigger vesting for equity awards in the event of a change in control under our long-term incentive plan

✓ Clawback policy

✓ Annual say-on-pay vote (recommended)



### What we don't do

· We do not have change in control tax gross-ups

· We do not have excessive severance benefits

· We do not pay dividends or dividend equivalents on unearned performance-based awards under our long-term incentive plan

· We do not allow repricing of underwater stock options under our long-term incentive plan without shareholder approval

· We do not allow hedging, pledging or short sales of our securities by directors or specified key employees, including Section 16 officers

## Elements of 2021 Compensation Program

As discussed above, with the exception of the Founders' Grants, 2021 compensation decisions were made by Merck prior to the spinoff. The following summarizes each of the principal elements of Organon's 2021 compensation program.

### Base Salary

Base salaries were determined early in 2021, consistent with Merck's compensation philosophy and the need to deliver a competitive level of base salary, while providing an appropriate mix of fixed to variable compensation for each NEO. The Talent Committee did not adjust the 2021 base salaries following the spinoff. The table below sets forth the 2021 annual base salary level for each of our NEOs, as approved by Merck:

| Named Executive Officer | 2021 Base Salary ($) |
|---|---|
| Kevin Ali | 1,133,000 |
| Matthew Walsh | 824,000 |
| Susanne Fiedler | 677,884* |
| Sandra Milligan, M.D. | 669,500 |
| Deborah H. Telman | 669,500 |

\* Ms. Fiedler's base salary was paid in Swiss francs and converted to U.S. dollars based on an exchange rate of CHF1 = USD 1.0969.

### Annual Cash Incentive

At the beginning of 2021, the NEOs were designated as participants in Merck's annual incentive plan. Annual incentive awards are generally paid based upon achievement of company performance measures, as reflected by a performance scorecard (the "Company Scorecard"). The table below sets forth the 2021 annual incentive target, as a percentage of base salary, for each of our NEOs, as approved by Merck:

| Named Executive Officer | 2021 AIP Target (%) |
|---|---|
| Kevin Ali | 125 |
| Matthew Walsh | 80 |
| Susanne Fiedler | 80 |
| Sandra Milligan, M.D. | 70 |
| Deborah H. Telman | 70 |

In light of the spinoff, the 2021 AIP applicable to our employees, including the NEOs, was determined based on the weighted average result of the pre-spin period (which result was determined by Merck to be 100%) and the post-spin period during which Organon operated as an independent public company. The post-spin period was based on our Company Scorecard, which included the following pre-established financial and non-financial metrics:

- 40% Constant Currency Revenue
- 40% Adjusted EBITDA
- 20% Organizational Health Priorities

Our Company Scorecard establishes a set of common financial and non-financial (organizational health) goals for our NEOs and other AIP-eligible employees. For 2021, the goals established under our Company Scorecard applied only with respect to the post-spin period. Our financial metrics, Constant Currency Revenue and Adjusted EBITDA, are equally weighted at 40% each based on the Talent Committee's belief that they are the key financial measures of our



success during the year. The organizational health goals are collectively weighted at 20% and are designed to ensure we are focused on making progress against critical management priorities to execute on our long-term strategy.

The proposed performance ranges for Constant Currency Revenue and Adjusted EBITDA were established based on the May 2021 forecast and a consideration of market practices, governance principles, and desire to balance reasonableness of the goals with an appropriate amount of stretch performance to reach a maximum payout. Each component has a performance range of 25% to 200% from threshold to maximum performance. Failure to achieve threshold performance on any of the metrics would result in forfeiture of the opportunity for that metric. The Talent Committee has approved a framework to be used to make adjustments to our reported financial results for incentive plan purposes, in years when the Talent Committee determines it to be necessary and/or appropriate and as further described below. No adjustments were made to our non-GAAP results in the context of our Company Scorecard for 2021.

The Company Scorecard structure and results are as follows:

## 2021 Company Scorecard

| 2021 AIP Payout for Blended Pre- and Post-Spin Periods | | | | | | | Blended | Weighted Average |
|---|---|---|---|---|---|---|---|---|
| Pre-Spin Period (~42% of year) | Post-Spin Period (~58% of year) | | | | | | | |
| Score (%) | Metric | Target ($B) | Actual ($B) | Weighting (%) | Score (%) | | Score (%) | Score (%) |
| 100 | Constant Currency Revenue | 3.81 | 3.76 | 40 | 90.10 | | 94.20 | 37.70 |
| 100 | Adjusted EBITDA | 1.38 | 1.44 | 40 | 133.30 | | 119.40 | 47.80 |
| 100 | Organizational Health Priorities | | | 20 | 100.00 | | 100.00 | 20.00 |
| **Overall Payout** | | | | | | | | **105***|

* Results shown reflect the blended pre-spin and post-spin Company Scorecard results for 2021 and are rounded to the nearest whole percentage.

### Constant Currency Revenue

Reported revenue for the post-spin period of $3.72B was adjusted to $3.76B to remove the negative impact of currency exchange rates (versus currency exchange rates budgeted in the annual operating plan). This result fell below our internal Revenue target of $3.81B but above our threshold goal.

### Adjusted EBITDA

Adjusted EBITDA was $1.44B, which represents EBITDA for the post-spinoff period adjusted to exclude the impact of currency exchange rate changes from the May 2021 forecast and share-based compensation expense. This result was above our Adjusted EBITDA target for the post-spinoff period of $1.38B.

### 2021 Annual Incentive Payouts

The table below shows the 2021 annual cash incentives paid to the NEOs for the full 2021 performance period. The "Final Award" for each NEO is reflected in the "Non-Equity Incentive Plan Compensation" column of the 2021 Summary Compensation Table on page 59.



| Annual Base Salary | X | Target Annual Incentive % | X | Company Scorecard Result | = | Final Award $ |
|---|---|---|---|---|---|---|

## NEO 2021 Annual Incentive Payments

| Named Executive Officer | Base Salary ($)* | Annual Incentive Target (%) | Annual Incentive Target ($)* | Company Scorecard Results (%) | Final Award ($) |
|---|---|---|---|---|---|
| Kevin Ali | 1,133,000 | 125 | 1,416,250 | 105 | 1,487,063 |
| Matthew Walsh | 824,000 | 80 | 659,200 | 105 | 692,160 |
| Susanne Fiedler** | 677,884 | 80 | 542,307 | 105 | 569,423 |
| Sandra Milligan, M.D. | 669,500 | 70 | 468,650 | 105 | 492,083 |
| Deborah H. Telman | 669,500 | 70 | 468,650 | 105 | 492,083 |

\*   Reflects base salary and annual incentive target, based on base salaries in effect as of December 31, 2021.

\*\*   Ms. Fiedler's compensation was paid in Swiss francs and has been converted to U.S. dollars based on an exchange rate of CHF1 = USD 1.0969.

### Long-Term Equity Incentives

Prior to the spinoff, our NEOs participated in Merck's long-term equity incentive program and, accordingly, the 2021 equity awards received by our NEOs reflect the long-term equity compensation practices of Merck. In addition, in August 2021, the Talent Committee granted Founders' Grants to our Executive Leadership Team, including each of the NEOs and our directors.

### Merck Equity Awards

For 2021, the NEOs received a mix of PSUs, restricted stock units ("RSUs") and stock options under the Merck long-term equity incentive program, with the grant decisions and amounts determined by Merck. As determined by Merck, all Merck stock options (whether then-vested or unvested) and time-based RSU awards held by Organon employees were generally converted into Organon awards in connection with the spinoff. Such adjusted awards were intended to preserve the same intrinsic value and general terms and conditions (including vesting) as were in place immediately prior to the spinoff. PSUs were similarly adjusted, with different treatment based on the performance period:

- For any 2019 PSU awards with a 2019-2021 performance period, performance was assessed based on a truncated performance period that ended on December 31, 2020, and attained performance through such date was applied to 100% of the award and each such earned award was then converted into a time-based Organon RSU award (on the same basis described above with respect to converted Organon RSU awards) that otherwise vested in accordance with the previously applicable time-based vesting schedule; and

- For 2020 and 2021 PSU awards with a 2020-2022 or 2021-2023 performance period, performance was deemed to have been met at the target level and such awards were then converted into time-based Organon RSU awards (on the same basis described above with respect to converted Organon RSU awards) that otherwise vest in accordance with the previously applicable time-based vesting schedule.

While these awards were granted by Merck, SEC disclosure rules require that the grant date fair values of such awards be disclosed in our 2021 Summary Compensation Table.

### Founders' Grants

In August 2021, the Talent Committee granted the Founders' Grants to our Executive Leadership Team, including each of the NEOs. These Founders' Grants were determined after consultation with Korn Ferry regarding market practices with respect to founder grants for newly public companies. These grants were intended to align the recipients' interests with those of Organon, incentivize management to maximize the value of Organon and retain critical talent. The Talent Committee elected to deliver the Founders' Grants entirely as performance-based



compensation in the form of PSUs and options, each weighted 50%. The PSUs vest based on Organon's TSR relative to the companies included in the NYSE Arca Pharmaceutical Index as of the beginning of the three-year performance period ending on August 16, 2024, while the stock options only have value if Organon's stock price appreciates from the date of grant. The Talent Committee believes that these grants provide immediate alignment with the interests of our shareholders and the execution of our strategic plan as a standalone company.

The table below sets forth the target value of the Founders' Grants granted to each of the NEOs:

| Named Executive Officer | Target Value Founders' Grants ($) |
|---|---|
| Kevin Ali | 3,000,000 |
| Matthew Walsh | 1,000,000 |
| Susanne Fiedler | 500,000 |
| Sandra Milligan, M.D. | 500,000 |
| Deborah H. Telman | 500,000 |

The table below sets forth the relative TSR goals for the PSU portion of the Founders' Grants.

| Founders' PSUs (performance Period August 17, 2021 – August 16, 2024) | | | |
|---|---|---|---|
| **Performance Goals** | | | |
| Performance Objective | Threshold | Target** | Maximum |
| TSR relative to Arca Pharmaceutical Index* | 30th percentile | 55th percentile | 80th percentile |

\*   Relative TSR compares Organon's TSR over the three-year performance period relative to the TSR of the companies included in the NYSE Arca Pharmaceutical Index as of the beginning of the performance period, excluding any companies that are removed from the index because they cease to be publicly traded during the performance period. Relative TSR performance will be calculated based on the terms of the Founders' Grant PSU award agreement, which requires using a beginning stock price calculated as the average company closing stock price for the 20 trading days preceding grant and an ending stock price calculated as the average company closing stock price for the 20 trading days preceding the end of the performance period.

\*\*   Payout capped at target if TSR is negative during the performance period.

*Severance Arrangements*

In connection with the spinoff, Organon adopted the Executive Severance Program (the "Severance Plan"). The Severance Plan provides payments and benefits to certain eligible members of Organon's management team, including each of the NEOs, in the event of a termination of employment without cause (as defined in the Severance Plan). Payments and benefits under the Severance Plan are conditioned upon execution of a release of claims, which may contain restrictive covenants, and include (i) a lump sum cash payment in an amount equal to 1.0 times (or 2.0 times in the case of the CEO) the sum of the executive officer's annual base salary and target annual cash incentive opportunity, (ii) with respect to a termination of employment that occurs between June 30th and December 31st of the calendar year, a pro-rata annual cash incentive payment based on the executive officer's target incentive opportunity for the year of termination and (iii) subsidized medical and dental coverage for up to 12 months (or 24 months in the case of the CEO); provided, that with respect to participants who were previously employed by Merck or any of its subsidiaries immediately prior to the spinoff, (A) the amount described in clause (i) will be no less than a certain number of weeks' worth of base salary determined based on the participant's number of years of continuous service with Merck and Organon as of the termination date and (B) if such participants have 20 or more complete years of continuous service with Merck and Organon, then they will be eligible to receive the subsidized medical and dental coverage described in clause (iii) for up to 78 weeks. The Severance Plan does not provide for any payments or benefits upon a termination for cause or any resignation of an eligible employee's employment. Furthermore, severance payments and benefits are subject to forfeiture in the event an employee breaches any obligations of his or her terms and conditions of employment or makes any false or misleading statements about Organon or any of its affiliates or their products, officers or employees to competitors, customers, potential customers or to current employees or former employees.

In addition to the Severance Plan, Organon also adopted the Executive Change in Control Severance Program (the "CIC Severance Plan"). The CIC Severance Plan provides "double trigger" severance payments and benefits to eligible employees, including the executive officers, in the event of a termination of employment without cause or a resignation for good reason (each as defined in the CIC Severance Plan) during the two-year period following a change in control (as defined in the CIC Severance Plan). Payments and benefits under the CIC Severance Plan are conditioned upon execution of a release of claims and include (i) a lump sum cash payment in an amount equal to 2.0 times the sum of the executive officer's annual base salary and target annual cash incentive opportunity, (ii) a pro-rata annual cash incentive payment based on the executive officer's target incentive opportunity for the year of termination, and (iii) a lump sum cash payment intended to offset the costs of continued medical and dental coverage for up to 24 months.

The Talent Committee believes the Severance Plan and CIC Severance Plan help attract and retain exemplary talent. The Talent Committee believes it is appropriate to provide executives with the rewards and protections afforded by the plans and such plans reduce the need to negotiate individual severance arrangements with departing executives and protects our executives from termination for circumstances not of their doing. The Talent Committee also believes the policy promotes management independence and helps retain, stabilize, and focus the executive officers in the event of a change in control.

## Other Employee Benefits

### Employment Arrangements

Prior to the spinoff, Merck entered into letter agreements with the NEOs appointing them, effective as of the spinoff, to their positions with Organon. The letter agreements describe the basic terms of the NEOs' employment, including base salary, annual incentive target and long-term incentive award target. The letter agreements for Mr. Walsh and Ms. Telman also provided for sign-on bonuses in the amounts of $200,000 and $250,000, respectively, which Mr. Walsh and Ms. Telman must repay in full if they voluntarily terminate their employment or their employment is terminated by Organon for "cause" within two years of their start dates. The letter agreements for Ms. Fiedler and Ms. Telman provide for the reimbursement of relocation expenses in connection with their relocations to Switzerland and New Jersey, respectively.

### Retirement and Health and Welfare Plans

Similar to Organon's other salaried, U.S.-based employees, the NEOs participate in a variety of retirement, health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Savings plans help employees save and prepare financially for retirement. We maintain a nonqualified savings plan for certain U.S. employees, including each NEO other than Ms. Fiedler, pursuant to which participants can receive company contributions from Organon based on amounts that would have been contributed to Organon's 401(k) plan but for certain contribution and compensation limits imposed by the Internal Revenue Code. Ms. Fiedler, who is based in Switzerland, participates in the Organon Pensionskasse Schweiz, a cash balance pension plan for Swiss employees (the "Swiss Savings Plan"). Health and welfare and paid time-off benefits help ensure that we have a healthy, productive and focused workforce. Prior to the spinoff, the NEOs were also eligible to participate in Merck's nonqualified deferred compensation and pension programs; however, those programs were not replicated in connection with the spinoff and remain the liability of Merck and the NEOs ceased active participation in such plans.

Please see the 2021 Nonqualified Deferred Compensation Table for further information regarding Organon's nonqualified savings plan and the 2021 Pension Benefits Table for further information regarding the Swiss Savings Plan, both on page 65.



*Perquisites and Other Personal Benefits*

Additionally, senior management employees, including the NEOs, are provided a limited number of other benefits, which the Talent Committee believes are reasonable, appropriate and consistent with our executive compensation philosophy. As described above, Ms. Fiedler and Ms. Telman were entitled to relocation benefits pursuant to the terms of their letter agreements. Ms. Fiedler also receives an automobile allowance consistent with local practices.

Under certain circumstances, the Talent Committee recognizes that special arrangements with respect to an executive's employment may be necessary or desirable. For example, due to regulatory considerations, Mr. Ali maintains residency in the United States as well as Switzerland. Because his residence in both the United States and Switzerland is deemed beneficial to Organon and supports the performance of his duties, Mr. Ali receives limited benefits related to his residency in Switzerland, such as housing reimbursements, tax compliance services, moving costs for the shipment of household items to the United States, miscellaneous relocation costs, and tax reimbursements relating to the housing and moving costs. Mr. Ali is not tax equalized by Organon for any income taxes due as a result of his residency in both the United States and Switzerland, although he receives legacy tax equalization payments from Merck associated with equity awards granted in 2020 and prior years as he received such grants in connection with his service to Merck. Because the tax equalization payments to be paid by Merck are not obligations of Organon and relate to grants from his prior service rendered to Merck, such payments have been excluded from the 2021 Summary Compensation Table. Mr. Ali is responsible for the tax payments associated with his equity awards granted after 2020, all of which were granted after he relocated back to the United States and commenced services with Organon.

During 2021, Organon hired an outside security provider to perform a comprehensive security assessment with respect to Mr. Ali. Based on its security assessment, the outside security provider recommended certain home security services be provided to Mr. Ali as well as advanced intelligence monitoring, secure transportation and security personnel. Accordingly, Organon paid for certain security services for Mr. Ali. Because Organon believes it is in the best interests of Organon and its shareholders to protect Mr. Ali against possible security threats to him and his family members, Organon requires Mr. Ali to accept such personal security protection. Organon also believes the costs of this security are appropriate and necessary. Although Organon does not consider Mr. Ali's security services to be a perquisite or other personal benefit for the reasons described above, we have reported the costs related to security services for Mr. Ali in the 2021 All Other Compensation Table. Mr. Ali has limited use of chartered aircraft and, when traveling for business, guests, including family members, may occasionally accompany him when he is using such aircraft for business purposes and such aircraft can accommodate them, in which case there is no additional aggregate incremental cost to Organon. Accordingly, no amount is reflected for such guest travel in the "All Other Compensation" column of the 2021 Summary Compensation Table.

Please see the "All Other Compensation" column of the 2021 Summary Compensation Table for further information regarding the perquisites and personal benefits received by the NEOs with respect to 2021.

## 2022 Compensation Decisions

During 2022, the Talent Committee will continue to review and refine the executive compensation program, including Organon's compensation philosophy and incentive programs, in order to support appropriate alignment between pay and performance.

As in 2021, the performance metrics under our 2022 AIP relate to Constant Currency Revenue (weighted 40%), Adjusted EBITDA (weighted 40%) and Organizational Health Priorities (weighted 20%).

Equity awards to be granted in 2022 will consist of 50% PSUs, 25% RSUs and 25% non-qualified stock options ("NQSOs"). RSUs and NQSOs will vest one-third on each of the first through third anniversaries of the grant date. PSUs will vest following the end of the three-year performance period on December 31, 2024, subject to achievement with respect to performance measures relating to Earnings Per Share (weighted 60%) and Net Debt Ratio (weighted 40%). 2022 PSUs are also subject to a relative TSR performance modifier.

## Other Compensation Practices

### Executive Stock Ownership Guidelines

The Talent Committee believes that, in order to more closely align the interests of executives with the interests of Organon's other shareholders, all executives should maintain a minimum level of equity interests in Organon's common stock. The Talent Committee has adopted stock ownership guidelines requiring ownership of six times base salary for our CEO, three times base salary for members of our Executive Leadership Team other than our CEO, and one and one-half times base salary for our other executive officers. Until the guideline is met, an executive officer is required to retain 50% (75% for our CEO) of the after-tax shares acquired upon exercise of stock options and vesting of PSUs and RSUs. Shares subject to unexercised stock options and unvested and unsettled PSUs and RSUs do not count for purposes of determining whether an executive is in compliance with the guidelines.

### Return of Incentive Compensation ("Clawback Policy")

Under our incentive compensation recoupment policy, we are permitted to seek reimbursement of incentive compensation in the event we determine that incentive compensation was based on results calculated by Organon in a materially inaccurate manner or if the Talent Committee determines that the covered executive has engaged in egregious conduct that is substantially detrimental to Organon (whether financially, reputationally or otherwise).

### Hedging and Pledging

As part of our insider trading policy, we prohibit directors and specified key employees, including officers, from engaging in short sales, publicly traded options, hedging transactions and pledging of Organon common stock.

## Talent Committee Report

Our Talent Committee has reviewed and discussed the section entitled "Compensation Discussion and Analysis" with our management. Based upon this review and discussion, the Talent Committee recommended to the Board of Directors that the section entitled "Compensation Discussion and Analysis" be included in this proxy statement, which will be incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

**Talent Committee**

Carrie S. Cox (*Chairman*)
Ma. Fatima de Vera Francisco
Martha E. McGarry
Grace Puma

# Executive Compensation Tables



## 2021 Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for 2021. As noted above, on June 2, 2021, Organon became an independent, publicly traded company as a result of the spinoff. Prior to the spinoff, our NEOs received compensation from Merck for service in 2021. Compensation paid by Merck is reflected in the 2021 Summary Compensation Table below; however, this table excludes any compensation under Merck's pension plans and nonqualified deferred compensation plans, as such plans remain at Merck and we did not assume any liability with respect to such plans.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)[1] | Option Awards ($)[2] | Non-equity Incentive Plan Compensation ($)[3] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] | All Other Compensation ($)[5] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Kevin Ali** Chief Executive Officer | 2021 | 1,134,451 | — | 7,731,558 | 5,979,437 | 1,487,063 | — | 455,114 | 16,787,623 |
| **Matthew Walsh** EVP and Chief Financial Officer | 2021 | 825,055 | — | 2,808,152 | 2,179,784 | 692,160 | — | 53,338 | 6,558,489 |
| **Susanne Fiedler** EVP and Chief Commercial Officer[6] | 2021 | 672,948 | — | 1,611,914 | 1,257,861 | 569,423 | 158,623 | 265,716 | 4,536,485 |
| **Sandra Milligan, M.D.** EVP and Head of Research & Development | 2021 | 670,357 | — | 1,611,914 | 1,257,861 | 492,083 | — | 43,149 | 4,075,364 |
| **Deborah H. Telman** EVP and General Counsel and Corporate Secretary | 2021 | 670,357 | — | 1,473,355 | 1,145,891 | 492,083 | — | 331,267 | 4,112,953 |

(1) The amounts reported in this column represent the grant date fair value of PSUs and RSUs granted in 2021, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC 718"). The amounts included for the PSU awards are calculated based on the closing stock price and the probable satisfaction of the performance conditions for such awards as of the date of grant. As noted above, in connection with the spinoff, the Merck PSUs were converted to time vesting RSUs at the target value. Assuming the awards had not been converted and the highest level of performance was achieved, the maximum value of the 2021 Merck PSU awards at the grant date would have been: Mr. Ali - $6,285,288; Mr. Walsh - $2,356,946; Ms. Fiedler - $1,414,212; Dr. Milligan - $1,414,212; and Ms. Telman - $1,257,028. For the Founders' Grants, under ASC 718, the vesting condition related to the grants is considered a market condition and not a performance condition. Accordingly, there is no grant date fair value below or in excess of the amount reflected in the table above for the NEOs that could be calculated and disclosed based on achievement of the underlying market condition.

(2) The amounts reported in this column represent the grant date fair value of stock option awards granted in 2021, calculated in accordance with ASC 718. Stock options granted by Merck were converted to stock options with respect to Organon common stock in connection with the spinoff. See Note 13 to the Audited Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2021 (the "Audited Financial Statements") for a discussion of the relevant assumptions used in calculating these amounts.

(3) The amounts reported for 2021 represent cash awards paid to the NEOs under the 2021 AIP.

(4) The amount reported in this column for Ms. Fiedler for 2021 represents the change in her accumulated benefits under the Swiss Savings Plan. See Note 14 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating this amount.

(5) The following table summarizes the compensation and benefits included under All Other Compensation in the 2021 Summary Compensation Table that were awarded to, earned by, or paid to the NEOs for the fiscal year ending December 31, 2021.

| Name | 401(k) Plan Company Contributions ($) | U.S. Non-Qualified Savings Plan Company Contributions ($) | Relocation Expenses ($)[a] | Relocation Expense Tax Gross-Up ($)[a] | Automobile Allowance ($) | Security Services ($)[b] | Total ($) |
|---|---|---|---|---|---|---|---|
| Kevin Ali | 17,996 | 78,679 | 218,498 | 83,788 | — | 56,153 | 455,114 |
| Matthew Walsh | 27,574 | 25,764 | — | — | — | — | 53,338 |
| Susanne Fiedler | — | — | 54,834 | 175,305 | 35,577 | — | 265,716 |
| Sandra Milligan, M.D. | 26,070 | 17,079 | — | — | — | — | 43,149 |
| Deborah H. Telman | 13,453 | 29,885 | 262,836 | 25,093 | — | — | 331,267 |

(a) As noted above, due to Mr. Ali's dual residency in the United States and Switzerland, Mr. Ali received benefits relating to housing costs ($132,577), tax compliance services ($81,133), miscellaneous relocation costs, and tax reimbursements ($83,788) relating to housing costs, moving costs and Medicare, state and locality taxes. As noted above, in connection with her relocation from Germany to Switzerland, Ms. Fiedler received benefits relating to tax compliance services ($51,918), miscellaneous relocation costs and tax reimbursements ($175,305) relating to company-paid relocation expenses. As noted above, in connection with her relocation from Illinois to New Jersey, Ms. Telman received benefits relating to moving costs, closing costs paid by Organon in connection with the sale of her home ($242,217), and miscellaneous relocation costs and tax reimbursements ($25,093) relating to moving costs. The benefits received by Mr. Ali, Ms. Fiedler and Ms. Telman were valued on the basis of the aggregate incremental cost to Organon and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

(b) As noted above, during 2021, Organon performed a comprehensive safety assessment with respect to Mr. Ali. As a result of such assessment, Organon provided certain personal security services to Organon, which included a personal driver and vehicle ($38,653) and residential monitoring costs. The benefits received by Mr. Ali were valued on the basis of the aggregate incremental cost to Organon and represent the amount accrued for payment or paid to the service provider or Mr. Ali, as applicable.

(6) Ms. Fiedler's compensation was paid in Swiss francs and has been converted to U.S. dollars based on an exchange rate of CHF1 = USD 1.0969.

## 2021 Grants of Plan-Based Awards Table

The following table provides information on the AIP that the NEOs participated in during 2021 and the PSUs, RSUs and stock options granted in 2021 to the NEOs. The table includes equity awards granted prior to the spinoff by Merck, which were converted into awards with respect to Organon common stock, as described above. Awards made after the spinoff were determined based on Organon's stock price on the date of such grant.

| Name | Grant Date | Approval Date | Estimated Future Payouts under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of shares of stock or units (#) | All Other Option Awards: Number of securities underlying options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards[1] ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| Kevin Ali | | (2) | — | 1,416,250 | 2,832,500 | — | — | — | — | — | — | — |
| | 3/31/2021 | 2/24/2021(3) | — | — | — | — | — | — | 87,372 | — | — | 3,142,644 |
| | 5/4/2021 | 2/24/2021(4) | — | — | — | — | — | — | 66,477 | — | — | 2,400,009 |
| | 5/4/2021 | 2/24/2021(5) | — | — | — | — | — | — | — | 515,471 | 36.11 | 4,479,443 |
| | 8/17/2021 | 7/26/2021(6) | — | — | — | 21,198 | 42,396 | 84,792 | — | — | — | 2,188,905 |
| | 8/17/2021 | 7/26/2021(7) | — | — | — | — | — | — | — | 133,928 | 35.38 | 1,499,994 |



| Name | Grant Date | Approval Date | Estimated Future Payouts under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of shares of stock or units (#) | All Other Option Awards: Number of securities underlying options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards [1] ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| Matthew Walsh | | [2] | — | 659,200 | 1,318,400 | — | — | — | — | — | — | — |
| | 3/31/2021 | 2/24/2021 [3] | — | — | — | — | — | — | 32,764 | — | — | 1,178,473 |
| | 5/4/2021 | 2/24/2021 [4] | — | — | — | — | — | — | 24,930 | — | — | 900,044 |
| | 5/4/2021 | 2/24/2021 [5] | — | — | — | — | — | — | — | 193,302 | 36.11 | 1,679,794 |
| | 8/17/2021 | 7/26/2021 [6] | — | — | — | 7,066 | 14,132 | 28,264 | — | — | — | 729,635 |
| | 8/17/2021 | 7/26/2021 [7] | — | — | — | — | — | — | — | 44,642 | 35.38 | 499,990 |
| Susanne Fiedler | | [2] | — | 542,307 | 1,084,614 | — | — | — | — | — | — | — |
| | 3/31/2021 | 2/24/2021 [3] | — | — | — | — | — | — | 19,659 | — | — | 707,106 |
| | 5/4/2021 | 2/24/2021 [4] | — | — | — | — | — | — | 14,957 | — | — | 539,990 |
| | 5/4/2021 | 2/24/2021 [5] | — | — | — | — | — | — | — | 115,980 | 36.11 | 1,007,866 |
| | 8/17/2021 | 7/26/2021 [6] | — | — | — | 3,533 | 7,066 | 14,132 | — | — | — | 364,818 |
| | 8/17/2021 | 7/26/2021 [7] | — | — | — | — | — | — | — | 22,321 | 35.38 | 249,995 |
| Sandra Milligan, M.D. | | [2] | — | 468,650 | 937,300 | — | — | — | — | — | — | — |
| | 3/31/2021 | 2/24/2021 [3] | — | — | — | — | — | — | 19,659 | — | — | 707,106 |
| | 5/4/2021 | 2/24/2021 [4] | — | — | — | — | — | — | 14,957 | — | — | 539,990 |
| | 5/4/2021 | 2/24/2021 [5] | — | — | — | — | — | — | — | 115,980 | 36.11 | 1,007,866 |
| | 8/17/2021 | 7/26/2021 [6] | — | — | — | 3,533 | 7,066 | 14,132 | — | — | — | 364,818 |
| | 8/17/2021 | 7/26/2021 [7] | — | — | — | — | — | — | — | 22,321 | 35.38 | 249,995 |
| Deborah H. Telman | | [2] | — | 468,650 | 937,300 | — | — | — | — | — | — | — |
| | 3/31/2021 | 2/24/2021 [3] | — | — | — | — | — | — | 17,474 | — | — | 628,514 |
| | 5/4/2021 | 2/24/2021 [4] | — | — | — | — | — | — | 13,296 | — | — | 480,023 |
| | 5/4/2021 | 2/24/2021 [5] | — | — | — | — | — | — | — | 103,095 | 36.11 | 895,896 |
| | 8/17/2021 | 7/26/2021 [6] | — | — | — | 3,533 | 7,066 | 14,132 | — | — | — | 364,818 |
| | 8/17/2021 | 7/26/2021 [7] | — | — | — | — | — | — | — | 22,321 | 35.38 | 249,995 |

(1) The amounts reported represent the grant date fair value associated with the grant of PSUs, RSUs and stock option awards during 2021, as computed in accordance with ASC 718. In the case of the PSUs, the grant date fair value is calculated based on the closing stock price on the date of grant and the probable satisfaction of the performance conditions for such awards as of the date of grant. See Note 13 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating these amounts.

(2) These amounts represent threshold, target and maximum cash award levels set in 2021 under the 2021 AIP. The amount actually paid to each Named Executive Officer under the 2021 AIP is reported as Non-Equity Incentive Plan Compensation in the 2021 Summary Compensation Table on page 59.

(3) Represents PSUs granted by Merck in 2021, which were converted to time-based Organon RSUs in connection with the spinoff. These RSUs will vest on December 31, 2023, subject to the NEO's continued employment through the vesting date.

(4) Represents RSUs granted by Merck in 2021, which were converted into time-based Organon RSUs in connection with the spinoff. These RSUs will vest in three substantially equal annual installments on each of May 4, 2022, May 4, 2023 and May 4, 2024, subject to the NEO's continued employment through each applicable vesting date.

(5) Represents stock options granted by Merck in 2021, which were converted into stock options with respect to Organon common stock in connection with the spinoff. This option is scheduled to vest in three substantially equal installments on each of May 4, 2022, May 4, 2023 and May 4, 2024, subject to the NEO's continued employment through each applicable vesting date.

(6) Represents the portion of the Founders Grants that were awarded as PSUs. These PSUs are scheduled to vest on August 16, 2024, subject to the achievement of the threshold performance goals relating to Organon's relative TSR over the August 17, 2021 through August 16, 2024 performance period. The number of units subject to a PSU award increases as a result of the deemed reinvestment of dividend equivalents prior to settlement of the award and such additional units are subject to the same performance-based and service-based vesting conditions as the underlying PSUs.

(7) Represents the portion of the Founders Grants that were awarded as stock options. This option is scheduled to vest in three substantially equal installments on each of August 17, 2022, August 17, 2023 and August 17, 2024, subject to the NEO's continued employment through each applicable vesting date.

## Outstanding Equity Awards at 2021 Fiscal Year-End Table

The following table summarizes outstanding option awards and unvested stock awards held by each NEO on December 31, 2021.

| | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| Kevin Ali | 5/2/2014 | 27,021 | — | 27.67 | 5/1/2024 | — | — | — | — |
| | 5/1/2015 | 60,281 | — | 28.44 | 4/30/2025 | — | — | — | — |
| | 5/10/2016 | 38,120 | — | 25.98 | 5/9/2026 | — | — | — | — |
| | 5/5/2017 | 72,063 | — | 30.40 | 5/4/2027 | — | — | — | — |
| | 5/4/2018 | 77,028 | — | 27.44 | 5/3/2028 | — | — | — | — |
| | 5/3/2019[2] | 39,608 | 19,805 | 38.01 | 5/2/2029 | — | — | — | — |
| | 5/3/2019[3] | — | — | — | — | 2,631 | 80,114 | — | — |
| | 3/31/2020[4] | — | — | — | — | 11,393 | 346,917 | — | — |
| | 5/1/2020[2] | 21,191 | 42,387 | 36.91 | 4/30/2030 | — | — | — | — |
| | 5/1/2020[3] | — | — | — | — | 5,420 | 165,039 | — | — |
| | 3/31/2021[4] | — | — | — | — | 88,121 | 2,683,284 | — | — |
| | 5/4/2021[2] | — | 515,471 | 36.11 | 5/3/2031 | — | — | — | — |
| | 5/4/2021[3] | — | — | — | — | 66,477 | 2,024,225 | — | — |
| | 8/17/2021[2] | — | 133,928 | 35.38 | 8/16/2031 | — | — | — | — |
| | 8/17/2021[5] | — | — | — | — | — | — | 42,396 | 1,290,958 |
| Matthew Walsh | 8/5/2020[3] | — | — | — | — | 44,690 | 1,360,811 | — | — |
| | 3/31/2021[4] | — | — | — | — | 33,044 | 1,006,190 | — | — |
| | 5/4/2021[2] | — | 193,302 | 36.11 | 5/3/2031 | — | — | — | — |
| | 5/4/2021[3] | — | — | — | — | 24,930 | 759,119 | — | — |
| | 8/17/2021[2] | — | 44,642 | 35.38 | 8/16/2031 | — | — | — | — |
| | 8/17/2021[5] | — | — | — | — | — | — | 14,132 | 430,319 |



| Name | Grant Date | Option Awards | | Option Exercise Price ($) | Option Expiration Date | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | | | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| Susanne Fiedler | 5/10/2016[2] | 26,123 | — | 25.98 | 5/9/2026 | — | — | — | — |
| | 5/5/2017[2] | 45,039 | — | 30.40 | 5/4/2027 | — | — | — | — |
| | 5/4/2018[2] | 46,215 | — | 27.44 | 5/3/2028 | — | — | — | — |
| | 5/3/2019[2] | 23,762 | 11,885 | 38.01 | 5/2/2029 | — | — | — | — |
| | 5/3/2019[3] | — | — | — | — | 1,579 | 48,081 | — | — |
| | 3/31/2020[4] | — | — | — | — | 9,116 | 277,582 | — | — |
| | 5/1/2020[2] | 16,954 | 33,909 | 36.91 | 4/30/2030 | — | — | — | — |
| | 5/1/2020[3] | — | — | — | — | 4,336 | 132,031 | — | — |
| | 3/31/2021[4] | — | — | — | — | 19,827 | 603,732 | — | — |
| | 5/4/2021[2] | — | 115,980 | 36.11 | 5/3/2031 | — | — | — | — |
| | 5/4/2021[3] | — | — | — | — | 14,957 | 455,441 | — | — |
| | 8/17/2021[2] | — | 22,321 | 35.38 | 8/16/2031 | — | — | — | — |
| | 8/17/2021[5] | — | — | — | — | — | — | 7,066 | 215,160 |
| Sandra Milligan, M.D. | 5/10/2016[2] | 48,931 | — | 25.98 | 5/9/2026 | — | — | — | — |
| | 5/5/2017[2] | 63,054 | — | 30.40 | 5/4/2027 | — | — | — | — |
| | 5/4/2018[2] | 53,919 | — | 27.44 | 5/3/2028 | — | — | — | — |
| | 5/3/2019[2] | 27,724 | 13,865 | 38.01 | 5/2/2029 | — | — | — | — |
| | 5/3/2019[3] | — | — | — | — | 1,842 | 56,089 | — | — |
| | 3/31/2020[4] | — | — | — | — | 7,976 | 242,869 | — | — |
| | 5/1/2020[2] | 14,834 | 29,670 | 36.91 | 4/30/2030 | — | — | — | — |
| | 5/1/2020[3] | — | — | — | — | 3,795 | 115,558 | — | — |
| | 3/31/2021[4] | — | — | — | — | 19,827 | 603,732 | — | — |
| | 5/4/2021[2] | — | 115,980 | 36.11 | 5/3/2031 | — | — | — | — |
| | 5/4/2021[3] | — | — | — | — | 14,957 | 455,441 | — | — |
| | 8/17/2021[2] | — | 22,321 | 35.38 | 8/16/2031 | — | — | — | — |
| | 8/17/2021[5] | — | — | — | — | — | — | 7,066 | 215,160 |

| Name | Grant Date | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| Deborah H. Telman | 8/5/2020[3] | — | — | — | — | 12,892 | 392,561 | — | — |
| | 3/31/2021[4] | — | — | — | — | 17,623 | 536,620 | — | — |
| | 5/4/2021[2] | — | 103,095 | 36.11 | 5/3/2031 | — | — | — | — |
| | 5/4/2021[3] | — | — | — | — | 13,296 | 404,863 | — | — |
| | 8/17/2021[2] | — | 22,321 | 35.38 | 8/16/2031 | — | — | — | — |
| | 8/17/2021[5] | — | — | — | — | — | — | 7,066 | 215,160 |

(1) The market value of shares or units of stock that have not vested reflects a stock price of $30.45, our closing stock price on December 31, 2021.

(2) This stock option vests in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.

(3) This RSU vests in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.

(4) This RSU vests on December 31 of the third year of the applicable vesting period, subject to the NEO's continued employment through the vesting date.

(5) These PSUs are scheduled to vest on August 16, 2024, subject to the achievement of the threshold performance goals relating to Organon's relative TSR over the August 17, 2021 through August 16, 2024 performance period.

## 2021 Option Exercises and Stock Awards Vested Table

The table below shows the aggregate number of shares of Merck common stock and Organon common stock acquired during 2021 upon the vesting of RSU and PSU awards. None of the NEOs exercised any options during 2021.

| Name | Stock Awards | |
|---|---|---|
| | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Kevin Ali | 32,118 | 1,730,314 |
| Matthew Walsh | 22,343 | 660,459 |
| Susanne Fiedler | 19,528 | 1,057,323 |
| Sandra Milligan, M.D. | 19,089 | 1,211,070 |
| Deborah H. Telman | 6,445 | 190,514 |



## 2021 Nonqualified Deferred Compensation Table

| Name | Executive Contributions in Last Fiscal Year ($) | Registrant Contributions in Last Fiscal Year ($)[1] | Aggregate Earnings in Last Fiscal Year ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last Fiscal Year End ($) |
|---|---|---|---|---|---|
| Kevin Ali | — | 78,679 | 187 | — | 78,866 |
| Matthew Walsh | — | 25,764 | 116 | — | 25,880 |
| Susanne Fiedler[2] | — | — | — | — | — |
| Sandra Milligan, M.D. | — | 17,079 | 46 | — | 17,125 |
| Deborah H. Telman | — | 29,885 | 40 | — | 29,925 |

(1) These amounts are included in the "All Other Compensation" column in the 2021 Summary Compensation Table on page 59.

(2) Ms. Fiedler does not participate in the NQ Savings Plan (as defined below) as she does not reside in the U.S.

### *Narrative to 2021 Nonqualified Deferred Compensation Table*

We maintain a nonqualified savings plan (the "NQ Savings Plan") for certain of our employees on U.S. payroll, including each of our NEOs other than Ms. Fiedler. Under the NQ Savings Plan, participants receive credits equal to the company contributions that a participant would have received under Organon's 401(k) plan but for the contribution and compensation limitations imposed by the Internal Revenue Code, assuming the participant had contributed to the Organon U.S. Savings Plan at least 6% of "Total Pay" (as defined in Organon's 401(k) plan) in respect of compensation that exceeds applicable compensation limits imposed by the Internal Revenue Code. In early 2022, it was determined that, due to a drafting omission prior to the spinoff, credits to the NQ Savings Plan were not being calculated based upon all 401(k) contribution limitations under the Internal Revenue Code and were, therefore, lower than intended. Accordingly, the Talent Committee (and the Board, with respect to Mr. Ali) approved one-time make-whole credits to participants in the NQ Savings Plan, including each of our NEOs other than Ms. Fiedler, which are reflected in the 2021 Nonqualified Deferred Compensation Table above.

Participants are generally permitted to choose from among the mutual funds available for investment under Organon's 401(k) plan for purposes of determining the imputed earnings, gains, and losses applicable to their NQ Savings Plan accounts. The NQ Savings Plan is unfunded. Participants may specify the timing of the payment of their accounts by choosing either a specified payment date or electing payment upon separation from service (or a date up to 15 years following separation from service), and in either case may elect to receive their accounts in a lump sum or in annual installments over a period of up to 15 years. With respect to each year's contributions and imputed earnings, the participant may make a separate distribution election.

## 2021 Pension Benefits Table

The following table provides information regarding Ms. Fiedler's pension benefits under the Swiss Savings Plan as of December 31, 2021.

| Name | Plan Name | Number of Years of Credited Service (#) | Present Value of Accumulated Benefit ($)[1] | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Susanne Fiedler | Organon Pensionskasse Schweiz | 1 | 178,650 | — |

(1) The present value of Ms. Fiedler's accumulated benefit as of December 31, 2021, shown in dollars, was converted from Swiss francs based on an exchange rate of CHF1 = USD 1.0969. See Note 14 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating this amount.

Ms. Fiedler participated in the Swiss Savings Plan, which is a continuation of a plan made available to Swiss employees of Merck. The Swiss Savings Plan is a cash balance-based pension arrangement, under which Organon contributes an annual amount on behalf of each participant based on such participant's salary, bonus and age. Participants may also make contributions based on their salary, bonus and age. Additionally, participants are credited with interest at a rate of 3.5% (or, if higher, the minimum interest credit rate required under applicable Swiss law). Payments to participants are based on accumulated capital in the participant's plan account and may be taken as a lump sum or annuity at normal retirement, beginning at age 64 for women and age 65 for men. Participants may also elect to receive a reduced benefit beginning at age 58 in the event of early retirement.

## Potential Payments Upon Termination or Change in Control

In connection with the spinoff, Organon adopted the Severance Plan. The Severance Plan provides payments and benefits to certain eligible members of Organon's management team, including each of the NEOs, in the event of a termination of employment without cause (as defined in the Severance Plan). Payments and benefits under the Severance Plan are conditioned upon execution of a release of claims, which may contain restrictive covenants, and include (i) a lump sum cash payment in an amount equal to 1.0 times (or 2.0 times in the case of the CEO) the sum of the executive officer's annual base salary and target annual cash incentive opportunity, (ii) with respect to a termination of employment that occurs between June 30th and December 31st of the calendar year, a pro-rata annual cash incentive payment based on the executive officer's target incentive opportunity for the year of termination and (iii) subsidized medical and dental coverage for up to 12 months (or 24 months in the case of the CEO); provided, that with respect to participants who were previously employed by Merck or any of its subsidiaries immediately prior to the spinoff, (A) the amount described in clause (i) will be no less than a certain number of weeks' worth of base salary determined based on the participant's number of years of continuous service with Merck and Organon as of the termination date and (B) if such participants have 20 or more complete years of continuous service with Merck and Organon, then they will be eligible to receive the subsidized medical and dental coverage described in clause (iii) for up to 78 weeks. The Severance Plan does not provide for any payments or benefits upon a termination for cause or any resignation of an eligible employee's employment. Furthermore, severance payments and benefits are subject to forfeiture in the event an employee breaches any obligations of his or her terms and conditions of employment or makes any false or misleading statements about Organon or any of its affiliates or their products, officers or employees to competitors, customers, potential customers or to current employees or former employees.

In addition to the Severance Plan, Organon also adopted the CIC Severance Plan. The CIC Severance Plan provides "double trigger" severance payments and benefits to eligible employees, including the executive officers, in the event of a termination of employment without cause or a resignation for good reason (each as defined in the CIC Severance Plan) during the two-year period following a change in control (as defined in CIC Severance Plan). Payments and benefits under the CIC Severance Plan are conditioned upon execution of a release of claims and include (i) a lump sum cash payment in an amount equal to 2.0 times the sum of the executive officer's annual base salary and target annual cash incentive opportunity, (ii) a pro-rata annual cash incentive payment based on the executive officer's target incentive opportunity for the year of termination, and (iii) a lump sum cash payment intended to offset the costs of continued medical and dental coverage for up to 24 months.

Under the terms of the Severance Plan and the CIC Severance Plan, if the payments and benefits to an NEO under the Severance Plan, CIC Severance Plan or another plan, arrangement or agreement would subject the NEO to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the NEO receiving a higher net after-tax amount.



The table below sets forth Organon's payment obligations pursuant to the terms of the Severance Plan or CIC Severance Plan, as applicable, under the circumstances described below, assuming each NEO's employment had been terminated on December 31, 2021. For a description of the value of stock-based awards held by the NEOs that are subject to vesting upon a termination of employment, see the subsection titled Accelerated Vesting of Stock-Based Awards below.

| Name | Type of Payment or Benefit[1] | Termination Without Cause ($) | Termination Without Cause or Resignation For Good Reason in Connection With Change in Control ($) |
|---|---|---|---|
| Kevin Ali | Severance Pay | 5,098,500[2] | 5,098,500[5] |
| | Pro-Rated Annual Incentive[3] | 1,416,250 | 1,416,250 |
| | Welfare Benefits Continuation[4] | 55,402 | 63,084 |
| Matthew Walsh | Severance Pay | 1,483,200[2] | 2,966,400[5] |
| | Pro-Rated Annual Incentive[3] | 659,200 | 659,200 |
| | Welfare Benefits Continuation[4] | 27,397 | 63,084 |
| Susanne Fiedler[6] | Severance Pay | 1,559,134[2] | 2,440,383[5] |
| | Pro-Rated Annual Incentive[3] | 542,037 | 542,037 |
| | Welfare Benefits Continuation[4] | — | — |
| Sandra Milligan, M.D. | Severance Pay | 1,138,150[2] | 2,276,300[5] |
| | Pro-Rated Annual Incentive[3] | 468,650 | 468,650 |
| | Welfare Benefits Continuation[4] | 27,245 | 63,084 |
| Deborah H. Telman | Severance Pay | 1,138,150[2] | 2,276,300[5] |
| | Pro-Rated Annual Incentive[3] | 468,650 | 468,650 |
| | Welfare Benefits Continuation[4] | 18,504 | 42,769 |

(1) Under the terms of the Severance Plan and the CIC Severance Plan, if the payments and benefits to an NEO under the Severance Plan, CIC Severance Plan or another plan, arrangement or agreement would subject the NEO to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the NEO receiving a higher net after-tax amount. The amounts reflected in this table do not reflect the application of any reduction in compensation or benefits pursuant to the terms of the Severance Plan or the CIC Severance Plan.

(2) For NEOs other than Ms. Fiedler, represents a cash payment in an amount equal to 1.0 times (or 2.0 times in the case of Mr. Ali) the sum of the executive officer's annual base salary and target annual cash incentive opportunity. With respect to Ms. Fiedler, represents 78 weeks' base salary and target annual incentive opportunity.

(3) Represents a pro-rata annual cash incentive payment based on the executive officer's target incentive opportunity for the year of termination. Amounts reported in this row have not been pro-rated, as this table assumes that the NEO's employment was terminated on December 31, 2021.

(4) Represents the incremental cost of subsidized medical and dental coverage for (i) with respect to a termination without cause, 12 months (or 24 months in the case of Mr. Ali) and (ii) with respect to a termination without cause or resignation for good reason within two years following a change in control, 24 months. Organon does not sponsor medical or dental plans in Switzerland and, accordingly, Ms. Fiedler is not entitled to subsidized medical and dental coverage upon a termination of employment.

(5) Represents a cash payment in an amount equal to 2.0 times the sum of the executive officer's annual base salary and target annual cash incentive opportunity.

(6) Amounts for Ms. Fiedler have been converted to U.S. dollars based on an exchange rate of CHF1 = USD 1.0969.

## Accelerated Vesting of Stock-Based Awards

The table below sets forth the value of Organon's obligations upon the vesting of the stock-based awards held by our NEOs as described below and assumes that the triggering event took place on December 31, 2021.

| Name | Type of Payment or Benefit | Involuntary Termination (not for poor performance)/ Termination Without Cause/Retirement ($)[(1)(5)] | Death/Disability ($)[(2)(5)] | Sale ($)[(3)(5)] | Involuntary Termination Following a Change in Control ($)[(4)(5)] |
|---|---|---|---|---|---|
| Kevin Ali | Stock Option Accelerated Vesting | — | — | — | — |
| | PSU Accelerated Vesting | 163,138 | 163,138 | 430,319 | 1,290,958 |
| | RSU Accelerated Vesting | 1,711,139 | 5,299,579 | 2,161,240 | 5,299,579 |
| Matthew Walsh | Stock Option Accelerated Vesting | — | — | — | — |
| | PSU Accelerated Vesting | 54,379 | 54,379 | 143,440 | 430,319 |
| | RSU Accelerated Vesting | 478,105 | 3,126,119 | 1,949,247 | 3,126,119 |
| Susanne Fiedler | Stock Option Accelerated Vesting | — | — | — | — |
| | PSU Accelerated Vesting | 27,190 | 27,190 | 71,720 | 215,160 |
| | RSU Accelerated Vesting | 282,813 | 1,516,867 | 810,752 | 1,516,867 |
| Sandra Milligan, M.D. | Stock Option Accelerated Vesting | — | — | — | — |
| | PSU Accelerated Vesting | 27,190 | 27,190 | 71,720 | 215,160 |
| | RSU Accelerated Vesting | 259,871 | 1,473,689 | 767,573 | 1,473,689 |
| Deborah H. Telman | Stock Option Accelerated Vesting | — | — | — | — |
| | PSU Accelerated Vesting | 27,190 | 27,190 | 71,720 | 215,160 |
| | RSU Accelerated Vesting | 137,913 | 1,334,045 | 706,389 | 1,334,045 |

(1) Under the terms of the applicable award agreements, upon the NEO's involuntary termination (not for poor performance), termination without cause or retirement, a pro-rated portion of the award will vest, based upon actual performance with respect to PSU awards. No values are reported for stock option awards held by the NEOs, as the exercise prices of all unvested stock options exceeded the closing price of Organon common stock on December 31, 2021. The PSUs and RSUs granted by Merck, which were converted into time-based Organon RSUs, vest upon an involuntary termination or termination without cause only if such termination occurs on or after the first anniversary of the grant date. Accordingly, no amounts are reflected in this column for such awards that were granted in 2021 for NEOs who were not retirement-eligible. As of December 31, 2021, Mr. Ali was the only NEO who was eligible for retirement. In the event of his retirement on such date, the value attributable to the vesting of his RSU awards would have been $1,339,922.

(2) Under the terms of the applicable award agreements, upon the NEO's death or disability, (i) PSUs and RSUs granted by Merck that were converted into time-based Organon RSUs will vest in full and (ii) a pro-rated portion of the Founders' Grants will vest, based upon actual performance with respect to PSU awards.

(3) Under the terms of the applicable award agreements, upon a termination of the NEO's employment following a sale of the subsidiary, division or joint venture of the entity by whom the NEO is employed, (i) the award will vest with respect to one-third of the shares subject to the award, in the case of a termination less than one year following the grant date, and (ii) the award will vest in full upon such termination of employment, in the case of a termination that occurs on or after the one-year anniversary of the grant date.

(4) Under the terms of the applicable award agreements, the award will fully vest upon an involuntary termination of the NEO's employment prior to the second anniversary of the closing of a change in control. PSU awards are converted to time-based RSU awards upon a change in control, based on target performance in the case of a change in control that occurs during the first year of the performance period and based on actual relative TSR through the date of the change in control in the case of a change in control that occurs after the first year of the performance period. In addition, the converted Merck awards would vest upon a change in control of Merck. If such a change in control had occurred on December 31, 2021, the value attributable to the vesting of such awards held by Mr. Ali, Mr. Walsh, Ms. Fiedler, Dr. Milligan and Ms. Telman would have been $5,741,987, $3,126,119, $1,782,330, $1,783,396 and $1,334,045, respectively.

(5) Amounts in this table have been calculated based on a stock price of $30.45, our closing stock price on December 31, 2021.



# Equity Compensation Plan Information

The following table summarizes information about Organon's equity compensation plans as of the close of business on December 31, 2021. The table does not include information about tax qualified plans such as the Organon U.S. Savings Plan.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(#) | Weighted-average exercise price of outstanding options, warrants and rights (b)($) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(#) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 7,796,393 | 35.60[2] | 27,169,578 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 7,796,393 | 35.60 | 27,169,578 |

(1)  Reflects stock option awards, performance share units (assumed payout at 100% of target), and restricted share units under the Organon & Co. 2021 Incentive Stock Plan, which was approved by Merck as our sole shareholder prior to the spinoff.

(2)  Performance share units and restricted share units are excluded when determining the weighted-average exercise price of outstanding options, warrants, and rights.

# Proposal 4 Ratify the Appointment of PricewaterhouseCoopers LLP as Organon's Independent Registered Public Accounting Firm for 2022

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of Organon's independent registered public accounting firm (the "independent auditors"). The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent auditors with respect to our operations for the year ending December 31, 2022, subject to ratification by shareholders. In taking this action, the Audit Committee considered carefully PwC's performance in that capacity for Organon since its retention in 2019, its independence with respect to the services to be performed, and its general reputation for adherence to professional auditing standards. The Audit Committee is responsible for the determination of the fees associated with the retention of PwC. The Audit Committee annually evaluates the performance of PwC, including the senior audit engagement team, and determines whether to reengage the independent auditors.

The Audit Committee and the Board believe that the continued retention of PwC as our independent auditors is in the best interests of Organon and our shareholders. Because the members of the Audit Committee value shareholders' views on our independent auditors, even though ratification is not legally required, there will be presented at the Annual Meeting a proposal for the ratification of the appointment of PwC. If the appointment of PwC is not ratified, the matter of the appointment of independent auditors will be considered by the Audit Committee.

Representatives of PwC will be present during the Annual Meeting to make a statement if they desire to do so. They will also be available to answer appropriate questions from shareholders.

 **THE BOARD AND THE AUDIT COMMITTEE UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS ORGANON'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2022.**



## Audit Committee Report

The Audit Committee is made up entirely of independent directors. The members of the Audit Committee meet the independence and financial literacy requirements of the NYSE and additional heightened independence criteria applicable to members of the Audit Committee under the SEC and NYSE rules. The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements and is available on our website at www.organon.com/about-organon/leadership/board-of-directors.

During 2021, at each of its regularly scheduled meetings (which include meetings scheduled in conjunction with the regular Board meetings, as well as meetings to review the quarterly and annual financial statements filed with the SEC), the Audit Committee met as a group with senior members of Organon's financial management, the independent auditors, and internal auditors. In addition, the Audit Committee held separate private sessions as necessary with senior management, the independent auditors, and internal audit.

The Audit Committee has reviewed and discussed the annual audited financial statements with management. The Audit Committee also has received from the independent auditors the written disclosures and a letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with the independent auditors their independence. Both the independent auditors and the internal auditors had full access to the Audit Committee.

The Audit Committee met with the independent auditors to discuss their fees, as well as the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The Audit Committee also discussed with the independent auditors their judgments regarding the quality and acceptability of Organon's accounting principles, the clarity of its disclosures, as well as other matters that are required to be discussed by applicable regulatory standards. Based on the review and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in Organon's 2021 Annual Report on Form 10-K filing with the SEC. Additional information about the Audit Committee and its responsibilities may be found on page 12 of this proxy statement.

## Audit Committee

Shalini Sharp (*Chair*)
Alan Ezekowitz
Deborah Leone
Cynthia M. Patton

## Pre-Approval Policy for Services of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee is required to pre-approve audit and non-audit services performed by the independent auditors to see that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee will review and provide pre-approval for certain types of non-audit services that may be provided by the independent auditors without obtaining specific pre-approval from the Audit Committee. If a type of service to be provided by the independent auditors has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

## Fees for Services Provided by the Independent Registered Public Accounting Firm

The following table presents fees for professional audit and other services rendered by PwC, our independent auditors, for 2021. We did not pay any fees for professional services to PwC in 2020. Prior to the spinoff, Merck paid any audit, audit-related, tax, or other fees related to Organon businesses.

| Type of Payment or Benefit | 2021 ($ in thousands) |
|---|---|
| Audit Fees[1] | 12,438 |
| Audit-Related Fees[2] | 279 |
| Tax Fees[3] | 217 |
| All Other Fees[4] | 1 |
| Total Fees | 12,935 |

(1) Fees for the audit of annual financial statements, reviews of quarterly financial statements filed in the reports on Form 10-Q, and statutory audits.

(2) Fees for audit-related services primarily related to due diligence for mergers and acquisitions, accounting consultations, attestation services related to financial reporting that are not required by statute or regulation, other audit-related reviews, and agreed-upon procedures.

(3) Fees for tax services reported above included an insignificant amount for tax compliance services.

(4) Consists of fees not included in the Audit, Audit-Related or Tax categories, including fees for miscellaneous permissible products and services as reported above.

All PwC services for 2021 were approved in advance by the Audit Committee specifically or pursuant to pre-approval procedures similar to those outlined above.

# Questions and Answers About the Annual Meeting and Voting



| Organon & Co. 2022 Annual Meeting of Shareholders Details | |
|---|---|
| **Date and Time:** | Tuesday, June 7, 2022, at 9:00 a.m., Eastern Daylight Time |
| **Location:** | Via webcast at www.virtualshareholdermeeting.com/OGN2022 |
| **Record Date:** | April 8, 2022 |

We hope you will fully participate as a shareholder and exercise your right to vote. It is very important that you vote to play a part in Organon's future. You do not need to attend the Annual Meeting webcast to vote your shares.

**Please cast your vote right away on all of the following proposals to ensure that your shares are represented:**

| | | More Information | Board's Recommendation | Broker Discretionary Voting Allowed? | Votes Required for Approval | Effect of Abstentions | Effect of Broker Non-Votes |
|---|---|---|---|---|---|---|---|
| **Proposal 1** | Election of Directors | Page 24 | **FOR** each Nominee | No | Majority of votes cast | Do not count (no effect) | Do not count (no effect) |
| **Proposal 2** | Approve, on a Non-Binding Advisory Basis, the Compensation of Organon's Named Executive Officers | Page 39 | **FOR** | No | Majority of the shares present and entitled to vote | Count as vote "against" | Do not count (no effect) |
| **Proposal 3** | Approve, on a Non-Binding Advisory Basis, the Frequency of Future Votes to Approve the Compensation of Organon's Named Executive Officers | Page 40 | **ONE YEAR** | No | Majority of the shares present and entitled to vote | Count as vote "against" | Do not count (no effect) |
| **Proposal 4** | Ratify the Appointment of PricewaterhouseCoopers LLP as Organon's Independent Registered Public Accounting Firm for 2022 | Page 70 | **FOR** | Yes | Majority of the shares present and entitled to vote | Count as vote "against" | Do not count (no effect) |

### Why did I receive this proxy statement?

The Board is soliciting your proxy to vote at the Annual Meeting because you were a shareholder of Organon at the close of business on April 8, 2022, the record date, and are entitled to vote at the Annual Meeting.

This proxy statement and 2021 Annual Report on Form 10-K (collectively, the "Proxy Materials"), along with either a proxy card, a voting instruction form, or a Notice of Internet Availability of Proxy Materials, as applicable, are being distributed to shareholders beginning on April 28, 2022. The proxy statement summarizes the information you need to know to vote at the Annual Meeting. You do not need to attend the Annual Meeting webcast to vote your shares.

*What is the difference between holding shares as a shareholder of record and holding shares as a beneficial owner?*

If your shares are registered directly in your name with Organon's transfer agent, Equiniti Shareowner Services, you are considered the shareholder of record for those shares. The Proxy Materials and proxy card have been sent directly to you by Organon.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares. The Proxy Materials have been forwarded to you by your broker, bank, or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank, or nominee how to vote your shares by using the voting instruction form that the institution provides to you. You may also vote your shares via telephone or the Internet by following the specific instructions the institution provides to you for that purpose.

For beneficial owners, your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting (except on ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2022). If you do not provide voting instructions, your shares will not be voted on any proposal other than the ratification proposal. This is called a "broker non-vote." For your vote to be counted, you must communicate your voting decisions to your broker, bank, or nominee before the date of the Annual Meeting

*What constitutes a quorum?*

As of the record date, 253,637,179 shares of Organon common stock were issued and outstanding. Each share of common stock is entitled to one vote per share. A majority of the outstanding shares present at the Annual Meeting or represented by proxy constitutes a quorum for the transaction of business at the Annual Meeting. If you submit a properly executed proxy, then you will be considered part of the quorum.

*How do I attend the Annual Meeting?*

To increase shareholder accessibility, be fiscally and environmentally responsible, and support the health and well-being of our employees and shareholders due to the public health impact of the COVID-19 pandemic, the Annual Meeting will be conducted exclusively online without an option for physical attendance.

All shareholders as of the record date, April 8, 2022, may attend the Annual Meeting via webcast, vote their shares, and ask questions through an online meeting platform. To participate in the Annual Meeting, you should visit www.virtualshareholdermeeting.com/OGN2022 and enter the 16-digit control number included on your proxy card, voting instruction form, or Notice of Internet Availability of Proxy Materials. Access to the meeting platform will begin at 8:45 a.m. (Eastern Daylight Time).

The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group them together and provide a single response to avoid repetition. Guests may also access the Annual Meeting but may do so solely in listen-only mode. No control number is required for guests.

*Asking questions:*

- You will have multiple opportunities to submit questions for the Annual Meeting.
- To submit a question before the Annual Meeting, visit www.proxyvote.com with your 16-digit control number and select the "Submit a Question" option.
- You can also submit a question via the online platform live during the Annual Meeting.





- Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance by one of the advance voting methods described in "*How do I vote?*" below.

If you encounter any technical difficulties with the meeting platform on the date of the Annual Meeting, technical support will be available during this time and will remain available until the virtual Annual Meeting has ended.

### *How do I vote?*

If you are a shareholder of record, you may vote using any of the following methods:

- **Proxy card**. If you received paper copies of the Proxy Materials, complete, sign, and date the card and return it in the prepaid envelope.

- **Via the Internet**. You may vote online at www.proxyvote.com. You will need the 16-digit control number on the proxy card or the Notice of Internet Availability of Proxy Materials. The Internet voting will close at 11:59 p.m. Eastern Daylight Time on June 6, 2022.

- **By telephone**. You may vote by calling 1-800-690-6903 (toll free). The telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on June 6, 2022.

- **By QR code**. You may vote by scanning the QR code in the Notice of Annual Meeting with your mobile device (may require free app).

- **During the Annual Meeting**. All shareholders may vote during the Annual Meeting. Please see "How do I attend the Annual Meeting?" on page 74.

If you are a beneficial owner of shares, you may vote by following the voting instructions provided by your broker, bank, or nominee. You may also vote during the Annual Meeting.

### *What can I do if I change my mind after I vote my shares?*

If you are a shareholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- sending written notice of revocation to the Corporate Secretary of Organon at the company's headquarters located at 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302;

- submitting a revised proxy by telephone, Internet, or paper ballot after the date of the revoked proxy; or

- attending the Annual Meeting and voting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank, or nominee. You may also vote during the Annual Meeting.

### *Will my votes be confidential?*

Yes. Only the personal information necessary to enable proxy execution, such as control number or shareholder signature, is collected on the paper or online proxy cards.

All shareholder proxies and ballots that identify individual shareholders are kept confidential and are not disclosed except as required by law.

### *Who will count the vote?*

Representatives of Broadridge Financial Services, Inc. will tabulate the votes and act as inspectors of election.

*What if I return my proxy card but do not provide voting instructions?*

If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the individuals named in the proxy card will vote on your behalf as follows:

- **FOR** the election as directors of each of the four Class I director nominees;
- **FOR** the approval of the compensation of our Named Executive Officers (Say-on-Pay);
- for **ONE YEAR** as the frequency of future Say-on-Pay votes; and
- **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022.

*How do I vote my shares if I participate in one of the Merck plans that holds Organon stock?*

If you hold shares in an account under the MSD Employee Stock Purchase and Savings Plan, the Merck US Savings Plan or the MSD Puerto Rico Savings & Security Plan (each a "Plan," and collectively, the "Plans"), a Notice of Internet Availability of Proxy Materials or the Proxy Materials including a proxy card was or were sent to you. You may direct the trustee of the Plan on how to vote your Plan shares by directing the voting of your Plan shares by Internet, telephone or mail pursuant to the instructions included on the Notice of Internet Availability of Proxy Materials or the proxy card included in the Proxy Materials. Please note that, in order to permit the trustee for the Plans to tally and vote all of the shares held in the Plans, your instructions, whether by Internet, telephone or proxy card, must be completed and received prior to 11:59 p.m., Eastern Daylight Time on June 2, 2022. You may not change your vote related to such Plan shares after this deadline.

*What is "householding" and how does it affect me?*

Organon has adopted the process called "householding" for mailing the Proxy Materials and Notice of Internet Availability of Proxy Materials in order to reduce printing costs and postage fees. Householding means that shareholders who share the same last name and address will receive only one copy of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, unless we receive contrary instructions from any shareholder at that address. If you received paper copies of the Proxy Materials, Organon will continue to mail a proxy card to each shareholder of record.

*Can I access the Proxy Materials on the Internet instead of receiving paper copies?*

The Proxy Materials are available on Organon's website at www.organon.com/investor-relations/sec-filings. If you are a shareholder of record, you may choose to stop receiving paper copies of Proxy Materials in the mail by following the instructions given while you vote by telephone or through the Internet. If you choose to access future Proxy Materials on the Internet, you will receive an email message next year that will provide a link to those documents. Your choice will remain in effect until you advise us otherwise.

If you are a beneficial owner, please refer to the information provided by your broker, bank or nominee for instructions on how to elect to access future Proxy Materials electronically. Most beneficial owners who elect electronic access will receive an email message next year containing the URL for access to the Proxy Materials.

If you prefer to receive multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, at the same address for the Annual Meeting or for future annual meetings, additional copies will be provided promptly upon written or oral request. If you are a shareholder of record, you may contact us by writing to EQ Shareowner Services, P.O. Box 64856, St. Paul, Minnesota 55164-0856 or calling 1-833-914-2115. The request should include your account number. Eligible shareholders of record receiving multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, can request householding by contacting Organon in the same manner.





If you are a beneficial owner, you can request additional copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, or you can request householding by notifying your broker, bank or nominee.

### *Where can I find the results of the Annual Meeting?*

We intend to disclose the final voting results on Form 8-K within four business days of the Annual Meeting. The Form 8-K will be available on our website at www.organon.com/investor-relations/sec-filings.

### *Where can I find the 2021 Annual Report on Form 10-K?*

The 2021 Annual Report on Form 10-K is available on our website at www.organon.com/investor-relations/sec-filings.

In addition, we will provide without charge a copy of the 2021 Annual Report on Form 10-K, including financial statements and schedules, upon the written request of any shareholder to the Office of Corporate Secretary, Organon & Co., 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302.

### *How much did this proxy solicitation cost?*

Organon retained Morrow Sodali LLC to assist in the distribution of the Proxy Materials and solicitation of votes for $15,000, plus reasonable out-of-pocket expenses. Employees, officers, and directors of Organon also may solicit proxies by telephone or in-person meetings. We will pay the solicitation costs and reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

# Shareholder Proposals and Director Nominations for the 2023 Annual Meeting of Shareholders

*Deadline for receipt of shareholder proposals for inclusion in the proxy materials for the 2023 annual meeting of shareholders*

In order to be considered for inclusion in next year's proxy statement in accordance with SEC Rule 14a-8, shareholder proposals must be submitted in writing to the address shown below and received by the close of business, Eastern Standard Time, on December 29, 2022. Proposals must comply with the requirements of SEC Rule 14a-8.

*Director nominees for inclusion in the proxy materials for the 2023 annual meeting of shareholders (proxy access)*

Our Amended and Restated Bylaws include provisions permitting, subject to certain terms and conditions, shareholders owning at least 3% of the outstanding shares of Organon common stock for at least three consecutive years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed 20% of the number of directors in office, subject to reduction in certain circumstances. Because we will have been an independent publicly traded company for less than three years, shareholders will not be able to nominate directors for election using these proxy access procedures for the 2023 annual meeting of shareholders.

*Shareholder proposals, director nominations, and other business to be brought before the 2023 annual meeting of shareholders*

Any shareholder who wishes to present proposals, director nominations, or other business for consideration directly at the 2023 annual meeting of shareholders but does not intend to have such proposals or nominations included in Organon's Proxy Materials must submit the proposal or nomination in writing to the address shown below so that it is received between January 8, 2023 and February 7, 2023. However, in the event that the date of the 2023 annual meeting of shareholders is more than 30 days earlier or later than the anniversary date of this year's annual meeting, such notice must be so received not later than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of the 2023 annual meeting of shareholders is first made. Written notice of proposals, director nominations or other business for consideration must contain the information specified in Article II, Section 2.10 of our Amended and Restated Bylaws. Our Amended and Restated Bylaws are available at organon.com/about-organon/leadership/board-of-directors or upon request to the Office of Corporate Secretary.

In addition, to comply with the universal proxy rules (once effective), shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 8, 2023.

This written notice requirement does not apply to shareholder proposals properly submitted for inclusion in our proxy statement in accordance with SEC Rule 14a-8 and shareholder recommendations of director candidates submitted as described under Shareholder Recommendations of Director Candidates on page 19.

## ADDRESS TO CONTACT ORGANON

Any notice required to be sent to Organon as described above should be mailed to the Office of Corporate Secretary, Organon & Co., 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302.



# Forward-Looking Statements



This proxy statement includes "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about management's expectations about Organon's future financial performance and prospects and statements about Organon's ESG goals. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning. All statements except for statements of historical fact are forward-looking statements. These statements are based upon the current beliefs and expectations of the company's management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, an inability to execute on our business development strategy or realize the benefits of our planned acquisitions; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of the ongoing COVID-19 pandemic and emergence of variant strains; the impact of pharmaceutical industry regulation and healthcare legislation in the United States and internationally; global trends toward healthcare cost containment; technological advances; new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; the company's ability to accurately predict its future financial results and performance; the company's ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; difficulties developing and sustaining relationships with commercial counterparties; dependence on the effectiveness of the company's patents and other protections for innovative products; and the exposure to litigation, including patent litigation, and/or regulatory actions.

The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the company's filings with the SEC, including its 2021 Annual Report on Form 10-K.

# Other Matters

The Board is not aware of any other matters to come before the meeting. However, if any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote said proxy in accordance with their judgment in such matters.

Organon & Co.
April 28, 2022